Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS FOURTH QUARTER AND FULL YEAR 2022 RESULTS

Consolidated Revenues ex-IFRIC 10.6% above pre-pandemic levels

Adjusted EBITDA of $123 million in 4Q22 and $457 million in 2022; positive across all geographies

Luxembourg, March 22, 2023— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today its unaudited, consolidated results for the three-month period ended December 31, 2022, and audited results for the full year 2022. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 24.

Fourth Quarter 2022 Highlights

▪	Consolidated Revenues of $386.4 million, a 76.7% YoY increase, or 1.7% above 4Q19. Excluding the impact of IFRS rule IAS 29, revenues increased 81.9% YoY to $397.6 million, reflecting increases of $78.5 million in Aeronautical Revenues, $52.9 million in Commercial Revenues, and $44.8 million in Construction Service Revenue. Revenues ex-IAS 29 reached 106.1% of pre-pandemic levels, up from 91.3% in the third quarter.

▪	Delivered YoY increases across key operating metrics:

▪	38.3% in passenger traffic to 18.3 million, reaching 87.6% of 4Q19 levels.

▪	1.0% in cargo volume to 92.5 thousand tons, to 80.7% of 4Q19 levels.

▪	23.7% in aircraft movements, to 94.3% of 4Q19 levels.

▪	Operating Income of $86.4 million, up from $60.4 million in 4Q21, mainly reflecting the YoY recovery in passenger traffic.

▪	Adjusted EBITDA on an “As Reported” basis increased to $123.0 million, from $92.8 million in the year-ago period, with Adjusted EBITDA margin contracting to 31.8% from 42.4%, mainly due to higher government grants and economic compensations received in 4Q21.

▪	Compared to pre-pandemic levels, Adjusted EBITDA grew by 126.5%, with Adjusted EBITDA margin expanding 17.5 percentage points. To note, 4Q19 Adjusted EBITDA included a $42.8 million impairment charge in Brazil. Excluding the aforementioned impact, Adjusted EBITDA margin would have expanded by 6.2 percentage points.

▪	Net debt to LTM Adjusted EBITDA decreased to 2.4x, from 2.6x as of September 30.

Full Year 2022 Highlights

▪	Consolidated Revenues of $1,378.7 million, a 95.0% YoY increase, or 11.5% below pre-pandemic levels of 2019. Excluding the impact of IFRS rule IAS 29, revenues increased 105.2% YoY to $1,390.9 million, reflecting increases of $358.0 million in Aeronautical revenues, $269.9 million in Commercial revenues, and $81.1 million in Construction service revenue. When compared to full year 2019, revenues ex-IAS 29 declined 12.2%.

▪	Delivered YoY increases across key operating metrics:

▪	83.7% in passenger traffic to 65.6 million, reaching 77.9% of 2019 levels.

▪	6.1% in cargo volume to 343.1 thousand tons, to 80.8% of 2019 levels.

▪	48.5% in aircraft movements, to 86.0% of 2019 levels.

▪	Operating Income of $304.6 million, up from $6.5 million in 2021, mainly reflecting the YoY recovery in passenger traffic.

▪	Adjusted EBITDA on an “As Reported” basis increased to $456.7 million, from $149.3 million in 2021, with Adjusted EBITDA margin expanding to 33.1% from 21.1%. Compared to pre-pandemic levels of 2019, Adjusted EBITDA grew by 18.7%, with Adjusted EBITDA margin expanding 8.4 percentage points.

▪	Capex totaled $164.9 million, compared to $91.7 million in 2021 and $372.4 million in 2019.

▪	Net debt to LTM Adjusted EBITDA down to 2.4x, from 7.1x as of December 2021.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We are pleased to have closed the year delivering another strong quarter, with revenues ex-IFRIC12 up 61% from 4Q21 levels and 11% from pre-pandemic 4Q19 levels, and Adjusted EBITDA at $123 million, increasing 33% year-on-year and 27% versus 4Q19, on a comparable basis.

Solid results for the quarter contributed to Revenues Ex-IFRIC of $1.2 billion for the full-year and Adjusted EBITDA margin Ex-IFRIC of 37% compared with 23% in 2021 and 32% in 2019. This good performance was achieved with passenger traffic at 88% of pre-pandemic levels by year-end.

We have been able to successfully further reduce our net leverage ratio to 2.4x from 2.6x in the prior quarter and 5.1x in the first quarter of the year, reflecting the continued recovery in Adjusted EBITDA.

To further enhance our airport portfolio, we have recently signed two new lease agreements for the development of large scale real estate projects in Brasilia, as part of our master plan. We also obtained economic re-equilibrium in Brazil in connection with year 2022, and are on track with the capex programs in Argentina and Uruguay, which are part of the extension agreements previously announced.

In Armenia and Italy, we are in discussions with the governments in connection with infrastructure expansion plans to support and benefit from the continued growth in travel demand in these markets.

We are also progressing in our discussions and negotiations with Nigerian authorities to finalize the terms of the concession agreements for the Abuja and Kano airports in Nigeria, where we were recently selected as preferred bidders.

Finally, we continue to selectively look at other value creation investment opportunities across different geographies.

Looking at travel demand trends for 2023, we expect passenger traffic throughout the year to continue edging up to pre-pandemic levels, with some of our countries of operations anticipated to exceed pre-pandemic levels and others to be near pre-pandemic levels. At the same time, we recognize that there are still significant macroeconomic forces pressuring consumer spending. While we are keeping a close eye on the macro and geo-political environments, we are confident we have a resilient business model and are taking strategic actions to successfully grow our business for the long-term.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	4Q22 as reported		4Q21 as reported		% Var as reported	IAS 29 4Q22	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)	18.3		13.2		38.3%		18.3	13.2	38.3%
Revenue	386.4		218.7		76.7%	-11.2	397.6	218.6	81.9%
Aeronautical Revenues	165.7		92.6		79.1%	-4.8	170.5	92.0	85.4%
Non-Aeronautical Revenues	220.7		126.1		75.0%	-6.4	227.1	126.6	79.4%
Revenue excluding construction service	326.8		202.7		61.2%	-7.6	334.3	200.1	67.1%
Operating Income / (Loss)	86.4		60.4		43.1%	-18.3	104.7	72.9	43.7%
Operating Margin	22.4%		27.6%		-525	0.0%	26.3%	33.3%	-701
Net (Loss) / Income Attributable to Owners of the Parent	12.1		-22.3		-154.4%	19.7	-7.6	-33.7	-77.6%
EPS (US$)	0.08		-0.14		-154.4%	0.12	-0.05	-0.21	-77.6%
Adjusted EBITDA	123.0		92.8		32.6%	-2.4	125.4	91.8	36.6%
Adjusted EBITDA Margin	31.8%		42.4%		-1059	-	31.5%	42.0%	-1046
Adjusted EBITDA Margin excluding Construction Service	37.4%		45.2%		-780	-	37.2%	45.3%	-809
Net Debt to LTM Adjusted EBITDA	2.4	x	7.1	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (2)	2.4	x	7.1	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
2)	LTM Adjusted EBITDA excluding impairments of intangible assets

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2022 as reported		2021 as reported		% Var as reported	IAS 29 2022	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)	65.6		35.7		83.7%		65.6	35.7	83.7%
Revenue	1,378.7		706.9		95.0%	-12.2	1,390.9	677.7	105.2%
Aeronautical Revenues	609.8		262.8		132.0%	-3.7	613.4	255.4	140.1%
Non-Aeronautical Revenues	768.9		444.1		73.1%	-8.6	777.5	422.2	84.1%
Revenue excluding construction service	1,228.9		627.2		95.9%	-2.5	1,231.4	599.2	105.5%
Operating Income / (Loss)	304.6		6.5		4,618.3%	-66.5	371.1	52.8	602.7%
Operating Margin	22.1%		0.9%		2118	-	26.7%	7.8%	1,889
Net (Loss) / Income Attributable to Owners of the Parent	168.2		-117.8		-242.8%	128.6	39.6	-104.5	-137.9%
EPS (US$)	1.05		-0.73		-242.6%	0.80	0.25	-0.65	-137.8%
Adjusted EBITDA	456.7		149.3		205.9%	0.7	456.0	142.8	219.3%
Adjusted EBITDA Margin	33.1%		21.1%		1201	-	32.8%	21.1%	1171
Adjusted EBITDA Margin excluding Construction Service	37.1%		23.4%		1363	-	36.9%	23.4%	1344
Net Debt to LTM Adjusted EBITDA	2.4	x	7.1	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (2)	2.4	x	7.1	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1) Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

2) LTM Adjusted EBITDA excluding impairments of intangible assets.

4Q22 Operating Performance

Passenger Traffic

Total passenger traffic increased 38.3% YoY to 18.3 million, reaching 87.6% of pre-pandemic levels, up from 82.4% in the previous quarter. Performance was supported by a continued recovery in travel demand following the lifting of travel restrictions, as reflected by higher load factors and the gradual return of flight routes and frequencies across all countries of operations. Notably, in 4Q22, all countries of operations reported passenger traffic figures above 83% of pre-pandemic levels, with Armenia, Ecuador and Argentina at 137.3%, 99.8% and 92.3% of 4Q19 levels, respectively. International traffic grew by 89.3% YoY, reaching 90.4% of pre-pandemic levels, up from 84.3% in 3Q22, while domestic traffic increased by 21.1% YoY to 85.2% of 4Q19 levels, up from 79.9% in the previous quarter. Traffic in October, November, and December reached 88.3%, 87.4%, and 87.2% of traffic levels for the same months in 2019, respectively.

Passenger Traffic in Argentina increased 75.7% YoY and improved to 92.3% of pre-pandemic levels, up from 79.9% in the prior quarter. International passenger traffic, which continued improving since the full re-opening of borders on November 1, 2021, and the lifting of travel requirements, increased 175.1% YoY in 4Q22 to 82.1% of 4Q19 traffic levels, up from 71.9% in the previous quarter, showing a sustained sequential improvement. Domestic passenger traffic, which accounted for 70% of total traffic in the quarter, increased 54.2% YoY to 97.7% of 4Q19 levels, up from 83.0% in the previous quarter.

In Italy, passenger traffic increased 42.2% YoY to 85.5% of pre-pandemic levels, down from 88.8% in 3Q22. International traffic increased 60.7% YoY and stood at 86.2% of 4Q19 levels, while Domestic traffic grew 4.5% YoY reaching 83.7% of 4Q19 levels.

In Brazil, total passenger traffic rose 4.0% YoY, reaching 85.0% of 4Q19 pre-pandemic levels, down from 91.4% in the prior quarter. Domestic passenger traffic was down 9.0% YoY and reached 79.4% of 4Q19 levels, while transit passengers increased 23.5% YoY to 96.2% of 4Q19 levels. Lower traffic from government officials attributable to the change in Brazilian Administration, compounded by higher airfares contributed to reduce travel demand.

In Uruguay, where traffic is mainly international, passenger traffic increased 65.7% YoY, reaching 83.2% of 4Q19 levels, up from 68.4% recorded in 3Q22, reflecting an ongoing recovery following gradual increase in flight frequencies after the re-opening of borders on November 1, 2021.

In Armenia, passenger traffic improved 52.4% YoY and exceeded, for the third consecutive quarter, pre-pandemic levels by 37.3%. The introduction of new airlines and higher number of flight frequencies continue to support traffic performance.

In Ecuador, total passenger traffic grew 31.0% YoY, almost reaching pre-pandemic levels. Both domestic and international passenger traffic continued to improve, reaching 102.2% and 97.2% of 4Q19 levels, respectively. Traffic in the quarter benefited from higher number of flight frequencies at both international and domestic routes. International passenger traffic remained supported by routes to Europe, the US, and Panama, operating at higher levels than 2019.

Cargo Volume

Cargo volume increased 1.0% YoY in 4Q22, to 80.7% of 4Q19 pre-pandemic levels, with strong contributions from Argentina, Brazil, Ecuador and Uruguay, which together accounted for almost 85% of total volume in the quarter. Notably, cargo volume in Armenia and Italy was above 4Q19 levels, while Uruguay and Ecuador were at 97% and 93% of pre-pandemic levels, respectively.

Aircraft Movements

Total aircraft movements increased 23.7% YoY in 4Q22 and reached 94.3% of 4Q19 levels. Over 90% of aircraft movements in the quarter came from Argentina (54%), Brazil (20%), Ecuador (10%), and Italy (8%), which reached 99.0%, 92.2%, 90.6%, and 88.3% of pre-pandemic levels, respectively. Notably, aircraft movements in Armenia and Uruguay surpassed 4Q19 levels by 43.2% and 10.5%, respectively.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 36 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	4Q22	4Q21	4Q19	% Var. ('22 vs '21)	% Var. ('22 vs '19)
Domestic Passengers (in thousands)	10,326	8,527	12,127	21.1%	-14.8%
International Passengers (in thousands)	5,987	3,163	6,626	89.3%	-9.6%
Transit Passengers (in thousands)	2,006	1,557	2,155	28.9%	-6.9%
Total Passengers (in thousands)	18,319	13,246	20,907	38.3%	-12.4%
Cargo Volume (in thousands of tons)	92.5	91.6	114.7	1.0%	-19.3%
Total Aircraft Movements (in thousands)	200.4	162.1	212.6	23.7%	-5.7%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	4Q22	4Q21	% Var.	4Q22	4Q21	% Var.	4Q22	4Q21	% Var.
	(thousands)			(tons)
Argentina(1)	9,824	5,591	75.7%	46,950	50,723	-7.4%	108,073	76,941	40.5%
Italy	1,546	1,087	42.2%	3,821	4,380	-12.8%	15,401	13,199	16.7%
Brazil (2)	4,346	4,177	4.0%	16,609	14,874	11.7%	39,171	36,964	6.0%
Uruguay (3)	431	260	65.7%	7,916	8,379	-5.5%	8,332	7,363	13.2%
Ecuador (4)	1,113	850	31.0%	8,031	6,745	19.1%	19,407	16,762	15.8%
Armenia	1,060	695	52.4%	9,157	5,664	61.7%	10,031	5,918	69.5%
Peru (5)	-	586	-100.0%	-	832	-100.0%	-	4,905	-100.0%
TOTAL	18,319	13,246	38.3%	92,485	91,597	1.0%	200,415	162,052	23.7%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	4Q22	4Q19	% Var.	4Q22	4Q19	% Var.	4Q22	4Q19	% Var.
	(thousands)			(tons)
Argentina(1)	9,824	10,646	-7.7%	46,950	63,592	-26.2%	108,073	109,183	-1.0%
Italy	1,546	1,807	-14.5%	3,821	3,626	5.4%	15,401	17,438	-11.7%
Brazil (2)	4,346	5,112	-15.0%	16,609	22,879	-27.4%	39,171	42,486	-7.8%
Uruguay (3)	431	518	-16.8%	7,916	8,149	-2.9%	8,332	7,537	10.5%
Ecuador (4)	1,113	1,115	-0.2%	8,031	8,646	-7.1%	19,407	21,416	-9.4%
Armenia	1,060	772	37.3%	9,157	6,369	43.8%	10,031	7,006	43.2%
Peru (5)	-	937	-100.0%	-	1,393	-100.0%	-	7,536	-100.0%
TOTAL	18,319	20,907	-12.4%	92,485	114,653	-19.3%	200,415	212,602	-5.7%

1)	See Note 1 in Table " Operating & Financial Highlights”
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
4)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
5)	CAAP owned 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method. In December 2021, CAAP signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. to Andino Investment Holding S.A. and, consequently, stopped operating the five airports under concession.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29, as detailed in Section “Hyperinflation Accounting in Argentina” on page 24.

Revenues

Consolidated Revenues increased 76.7% YoY to $386.4 million in 4Q22, or 67.1% YoY to $334.3 million, when excluding Construction Services and the impact of IAS 29, reflecting higher activity following the lifting of travel restrictions. When compared to 4Q19 and also excluding IAS 29, Revenues excluding Construction Services grew by 15.4%, even with traffic at 87.6% of pre-pandemic levels, supported by tariff increases and Commercial Revenues 35.8% above 4Q19 levels.

The following table shows revenue performance by country. More detail on the performance of CAAP´s key countries of operations can be found on page 14.

Revenues by Segment (in US$ million)

Country	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Argentina	214.3	108.9	96.7%	-11.2	225.5	108.8	107.2%
Italy	32.5	23.9	35.8%	-	32.5	23.9	35.8%
Brazil	24.5	18.1	35.7%	-	24.5	18.1	35.7%
Uruguay	31.9	18.2	75.6%	-	31.9	18.2	75.6%
Armenia	57.8	30.1	92.0%	-	57.8	30.1	92.0%
Ecuador (1)	25.4	19.4	30.6%	-	25.4	19.4	30.6%
Unallocated	0.1	0.1	44.9%	-	0.1	0.1	44.9%
Total consolidated revenue (2)	386.4	218.7	76.7%	-11.2	397.6	218.6	81.9%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increase 69.1% YoY in Argentina, 43.0% in Italy, 35.7% in Brazil, 44.1% in Uruguay, 98.5% in Armenia and 23.3% in Ecuador.

Revenue Breakdown (in US$ million)

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	165.7	92.6	79.1%	-4.8	170.5	92.0	85.4%
Non-aeronautical Revenue	220.7	126.1	75.0%	-6.4	227.1	126.6	79.4%
Commercial revenue	157.4	109.3	44.0%	-2.8	160.1	107.2	49.3%
Construction service revenue (1)	59.7	16.0	273.2%	-3.6	63.3	18.5	242.1%
Other revenue	3.7	0.9	326.1%	0.0	3.7	0.9	326.1%
Total Consolidated Revenue	386.4	218.7	76.7%	-11.2	397.6	218.6	81.9%
Total Revenue excluding Construction Service revenue (2)	326.8	202.7	61.2%	-7.6	334.3	200.1	67.1%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Revenue Breakdown (in US$ million)

	4Q22 as reported	4Q19 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	165.7	173.7	-4.6%	-4.8	170.5	170.8	-0.2%
Non-aeronautical Revenue	220.7	206.4	6.9%	-6.4	227.1	204.1	11.3%
Commercial revenue	157.4	120.8	30.2%	-2.8	160.1	117.9	35.8%
Construction service revenue (1)	59.7	84.7	-29.6%	-3.6	63.3	85.3	-25.8%
Other revenue	3.7	0.8	332.6%	-	3.7	0.8	332.6%
Total Consolidated Revenue	386.4	380.1	1.7%	-11.2	397.6	374.9	6.1%
Total Revenue excluding Construction Service revenue (2)	326.8	295.4	10.6%	-7.6	334.3	289.6	15.4%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 42.9% of total revenues and increased 79.1% YoY to $165.7 million. Compared to 4Q19, aeronautical revenues excluding IAS 29 benefited from tariff increases and remained substantially unchanged at $170.5 million, even with passenger traffic not yet fully recovering. During the quarter, aeronautical revenue declined 23.0%, or $5.1 million, in Italy, 30.0%, or $4.4 million in Brazil, and 10.6%, or $1.4 million in Uruguay, compared to the same quarter of 2019. In Argentina, however, aeronautical revenues excluding IAS 29 increased 7.3%, or $6.7 million, while Armenia and Ecuador reported increases of 31.4% and 0.4%, respectively, from pre-pandemic levels of 4Q19.

Non-Aeronautical Revenues accounted for 57.1% of total revenues and increased 75.0% YoY to $220.7 million. When compared to 4Q19 and excluding the impact of IAS 29, non-aeronautical revenues improved 11.3%, or $23.0 million, to $227.1 million, driven by an increase of 35.8%, or $42.2 million, in Commercial Revenues, principally driven by higher Cargo, Parking, and Duty-free revenues in Argentina, and higher Fueling services in Armenia, partially offset by a decline of 25.8%, or $22.0 million, in Construction Service Revenue, mainly as a result of lower CAPEX in Argentina.

Compared to 4Q19 and excluding both, Construction Service Revenue and the impact of IAS 29, non-aeronautical revenues increased 37.9% to $163.8 million.

Operating Costs and Expenses

During 4Q22, Operating Costs and Expenses, excluding Construction Service Costs, increased 44.8% YoY to $264.6 million, mainly driven by higher Cost of Fuel in Armenia, along with overall higher Salaries and Social Security Contributions together with increased Concession fees, in line with higher activity. When compared to 4Q19, Operating Costs and Expenses, excluding Construction Service Costs and IAS 29, decreased by 5.5% to $254.1 million. To note, 4Q19 Operating Costs and Expenses included a $42.8 million one-time impairment loss at Natal Airport, classified as ‘Other Expenses’. Excluding this impairment, Operating Costs and Expenses, excluding Construction Service Costs and IAS 29, would have increased 12.4%, mainly driven by higher Cost of fuel in Armenia, tied to higher fuel sales, as well as higher Salaries and Social Security Contributions resulting from inflation increases exceeding currency depreciation in Argentina, together with higher SG&A expenses.

Cost of Services increased 71.2% YoY to $278.0 million, reflecting higher traffic and cargo activity. When compared to 4Q19 and excluding IAS29, Cost of Services declined 1.5%, to $270.2 million, mainly as a result of the following declines:

▪	26.3%, or $22.3 million, in Construction Service Costs, reflecting lower Capex,

▪	21.5%, or $8.1 million, in Maintenance Expenses, mainly driven by the renegotiation of supplier agreements to adapt services to lower activity, coupled with FX depreciation against the US dollar,

▪	20.4%, or $5.0 million, in Amortization and depreciation, and

▪	81.4%, or $3.5 million, in Taxes.

This was partially offset by an increase of 154.8%, or $17.9 million, in Cost of fuel, primarily in Armenia, and 25.8%, or $12.5 million, in Salaries and Social Security Contributions, mainly in Argentina.

Excluding Construction Service Costs, Cost of Services increased 48.6% YoY to $219.2 million. On a comparable basis against 4Q19 and excluding the impact of IAS29, Cost of Services increased 9.5%, or $18.1 million, to $207.8 million, mainly reflecting the aforementioned increase in Cost of fuel and Salaries.

Selling, General and Administrative Expenses (“SG&A”) increased 28.0% YoY, to $43.2 million in 4Q22 on an ‘As reported’ basis. When compared to 4Q19, SG&A increased 19.3%, mainly due to higher Services and fees and Taxes.

Other Expenses were $2.2 million in 4Q22, up 47.6% from $1.5 million recorded in 4Q21 and 94.9% lower than the $43.9 million posted in 4Q19, which included a $42.8 million one-time impairment charge at the Natal Airport (Brazil), in accordance with accounting rules.

Costs and Expenses (in US$ million)

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Cost of Services	278.0	162.4	71.2%	7.8	270.2	154.8	74.5%
Salaries and social security contributions	60.0	37.6	59.6%	-1.1	61.2	37.2	64.4%
Concession fees	41.1	28.6	43.8%	-1.3	42.4	28.3	50.0%
Construction service cost	58.7	14.9	295.2%	-3.6	62.4	17.4	258.9%
Maintenance expenses	28.1	24.8	13.2%	-1.5	29.5	24.4	21.1%
Amortization and depreciation	35.3	28.5	23.7%	15.8	19.5	19.6	-0.8%
Other	54.8	28.1	95.2%	-0.5	55.3	28.0	97.4%
Cost of Services Excluding Construction Service cost	219.2	147.5	48.6%	11.4	207.8	137.4	51.2%
Selling, general and administrative expenses	43.2	33.7	28.0%	-0.7	43.9	28.7	52.7%
Other expenses	2.2	1.5	47.6%	-0.1	2.4	1.4	69.2%
Total Costs and Expenses	323.4	197.6	63.6%	6.9	316.4	185.0	71.1%
Total Costs and Expenses Excluding Construction Service cost	264.6	182.8	44.8%	10.6	254.1	167.6	51.6%

Costs and Expenses (in US$ million)

	4Q22 as reported	4Q19 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	278.0	292.6	-5.0%	7.8	270.2	274.4	-1.5%
Salaries and social security contributions	60.0	49.5	21.4%	-1.1	61.2	48.6	25.8%
Concession fees	41.1	40.4	1.8%	-1.3	42.4	39.6	6.9%
Construction service cost	58.7	84.1	-30.1%	-3.6	62.4	84.7	-26.3%
Maintenance expenses	28.1	38.4	-26.7%	-1.5	29.5	37.6	-21.5%
Amortization and depreciation	35.3	40.3	-12.5%	15.8	19.5	24.4	-20.4%
Other	54.8	40.1	36.6%	-0.5	55.3	39.4	40.2%
Cost of Services Excluding Construction Service cost	219.2	208.6	5.1%	11.4	207.8	189.8	9.5%
Selling, general and administrative expenses	43.2	36.2	19.3%	-0.7	43.9	35.0	25.2%
Other expenses	2.2	43.9	-94.9%	-0.1	2.4	43.9	-94.6%
Total Costs and Expenses	323.4	372.7	-13.2%	6.9	316.4	353.4	-10.5%
Total Costs and Expenses Excluding Construction Service cost	264.6	288.6	-8.3%	10.6	254.1	268.8	-5.5%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 4Q22, CAAP reported Adjusted EBITDA of $123.0 million, up from an Adjusted EBITDA of $92.8 million in the year-ago period. All countries of operations reported positive Adjusted EBITDA in the quarter. Adjusted EBITDA margin, ex-IFRIC12, contracted to 37.4% from 45.2% in 4Q21. Noteworthy, 4Q21 Adjusted EBITDA included: (i) an economic compensation of $25.5 million in Brazil versus a compensation of $13.6 million this quarter, and (ii) a Eur. 9.5 million, or $10.9 million, government grant obtained in Italy.

Compared to pre-pandemic levels, Adjusted EBITDA was 126.5% higher than the $54.3 million reported in 4Q19. However, 4Q19 Adjusted EBITDA included the impact of the $42.8 million impairment charge recorded in Brazil. On a comparable basis and excluding this impact, Adjusted EBITDA margin ex-IFRIC12 in 4Q22 would have been 5.3 percentage points above the 4Q19 level.

Adjusted EBITDA by Segment (in US$ million)

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Argentina	64.5	31.0	108.0%	-2.4	66.9	30.0	122.7%
Italy	10.4	11.8	-12.2%	-	10.4	11.8	-12.2%
Brazil	17.8	26.2	-32.3%	-	17.8	26.2	-32.3%
Uruguay	7.2	8.2	-12.6%	-	7.2	8.2	-12.6%
Armenia	19.0	13.3	42.8%	-	19.0	13.3	42.8%
Ecuador	7.2	4.8	48.6%	-	7.2	4.8	48.6%
Unallocated	-2.9	-2.6	13.3%	-	-2.9	-2.6	13.3%
Total segment EBITDA	123.0	92.8	32.6%	-2.4	125.4	91.8	36.6%

	4Q22 as reported	4Q19 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q19 ex IAS 29	% Var ex IAS 29
Argentina	64.5	52.1	23.7%	-2.4	66.9	50.1	33.6%
Italy	10.4	7.3	42.2%	-	10.4	7.3	42.2%
Brazil	17.8	-32.8	-154.2%	-	17.8	-32.8	-154.2%
Uruguay	7.2	12.0	-40.3%	-	7.2	12.0	-40.3%
Armenia	19.0	12.5	52.3%	-	19.0	12.5	52.3%
Ecuador	7.2	5.9	20.8%	-	7.2	5.9	20.8%
Unallocated	-2.9	-2.7	6.9%	-	-2.9	-2.7	6.9%
Total segment EBITDA	123.0	54.3	126.5%	-2.4	125.4	52.2	140.2%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	3.7	-0.2	-2254.6%	19.7	-15.9	-11.6	37.5%
Financial Income	-16.9	-4.8	251.5%	19.6	-36.4	-9.5	283.4%
Financial Loss	80.2	32.8	144.4%	-114.5	194.8	89.0	118.8%
Inflation adjustment	-1.4	-4.1	-65.2%	0.5	-1.9	-0.2	1019.9%
Income Tax Expense	20.3	38.5	-47.3%	56.5	-36.2	7.0	-615.6%
Amortization and Depreciation	37.1	30.5	21.7%	15.9	21.2	17.0	24.5%
Adjusted EBITDA	123.0	92.8	32.6%	-2.4	125.4	91.8	36.6%
Adjusted EBITDA Margin	31.8%	42.4%	-1059	-	31.5%	42.0%	-1046
Adjusted EBITDA Margin excluding Construction Service	37.4%	45.2%	-779	-	37.2%	45.3%	-809

Financial Income and Loss

CAAP reported a Net financial loss of $62.0 million in 4Q22 compared to a loss of $24.0 million in 4Q21. Had IAS 29 not been applied, and compared to 4Q19, the Net financial loss would have increased 149.2%, or $93.7 million, to $156.4 million, mainly driven by higher Foreign Exchange expenses in Argentina, due to the impact of the devaluation of the Argentine peso on the net liability monetary position.

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Financial Income	16.9	4.8	251.5%	-19.6	36.4	9.5	283.4%
Interest income	10.8	0.8	1327.2%	-0.7	11.5	0.5	1996.6%
Foreign exchange income	3.1	0.3	1072.0%	-18.9	22.0	5.2	323.6%
Other	2.9	3.8	-22.9%	0.0	2.9	3.8	-22.5%
Inflation adjustment	1.4	4.1	-65.2%	-0.5	1.9	0.2	1019.9%
Inflation adjustment	1.4	4.1	-65.2%	-0.5	1.9	0.2	1019.9%
Financial Loss	-80.2	-32.8	144.4%	114.5	-194.8	-89.0	118.8%
Interest Expenses	-30.4	-28.9	5.2%	0.9	-31.3	-28.3	10.9%
Foreign exchange transaction expenses	-21.9	28.7	-176.2%	113.6	-135.5	-28.2	380.5%
Changes in liability for concessions	-25.5	-30.1	-15.4%	-	-25.5	-30.1	-15.4%
Other expenses	-2.5	-2.4	0.7%	0	-2.5	-2.4	1.0%
Financial Loss, Net	-62.0	-24.0	158.5%	94.5	-156.4	-79.4	97.1%

See “Use of Non-IFRS Financial Measures” on page 24.

Income Tax Expense

During 4Q22, the Company reported an income tax expense of $20.3 million versus an expense of $38.5 million in 4Q21. Excluding the impact of IAS 29, CAAP reported an income tax benefit of $36.2 million compared to income tax expenses of $7.0 million in the year-ago quarter and $13.3 million in 4Q19.

Net Income and Net Income Attributable to Owners of the Parent

During 4Q22, CAAP reported a Net Income of $3.7 million compared to a Net Loss of $0.2 million in 4Q21, mainly explained by: (i) operating income of $86.4 million in 4Q22 versus $60.4 million in 4Q21 and (ii) lower income tax expense, partially offset by (iii) higher net financial losses.

During 4Q22, the Company reported a Net Income Attributed to Owners of the Parent of $12.1 million and earnings per common share of $0.08, compared with a Net Loss Attributable to Owners of the Parent of $22.3 million in 4Q21 (equivalent to a loss per common share of $0.14), and a loss of $37.3 million in 4Q19 (equivalent to a loss per common share of $0.23).

Consolidated Financial Position

As of December 31, 2022, cash and cash equivalents amounted to $385.3 million, increasing 10.6% from $348.4 million reported as of September 30, 2022, and 2.5% from $375.8 million reported as of December 31, 2021. Total liquidity position on December 31, 2022, which included cash and cash equivalents as well as other financial assets, increased to $452.0 million, from $416.7 million and $451.1 million as of September 30, 2022, and December 31, 2021, respectively.

Total Debt at the close of 4Q22 increased 1.8%, or $25.8 million, to $1,465.4 million, from $1,439.6 million as of December 31, 2021. A total of $1,001.3 million, or 68.3% of total debt is denominated in U.S. dollars, while $230.0 million, or 15.7%, is denominated in Euros, $224.5 million, or 15.3%, is in Brazilian Reals, and $9.6 million, or 0.7%, is in Argentine Pesos.

The Net Debt to LTM Adjusted EBITDA (excluding impairment of intangible assets) ratio stood at 2.4x as of December 2022, down from 7.1x and 2.6x as of December 2021 and September 2022, respectively, reflecting Adjusted EBITDA growth, supported by traffic recovery and tight cost control measures. As of December 31, 2022, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Dec 31, 2022		As of Dec 31, 2021
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	3.21	x	9.64	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	2.36	x	7.12	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	2.36	x	7.11	x
Total Debt	1,465.4		1,439.6
Short-Term Debt	178.0		421.3
Long-Term Debt	1,287.4		1,018.3
Cash & Cash Equivalents	385.3		375.8
Total Net Debt[3]	1,080.2		1,063.8

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of December 31, 2022 was $456.7 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of December 31, 2022 was $4456.8 million.

Total Debt by Segment (in US$ million)

	As of Dec 31, 2022	As of Dec 31, 2021
Argentina	720.0	625.3
Italy (1)	208.9	232.4
Brazil (2)	224.5	221.8
Uruguay (3)	273.9	274.1
Armenia	21.1	63.1
Ecuador	17.0	22.9
Total	1,465.4	1,439.6

1  Of which approximately $144.0 million remain at Toscana Aeroporti level.

2 Of which approximately $209.1 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

3 Of which approximately $247.1 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	278.4	253.0	622.9	895.9	2,050.1

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of December 31, 2022:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	69.0	32.3	249.2	371.6	722.1
	Interest	USD	47.0	43.5	108.7	58.2	257.4
	Principal	ARS	4.8	5.0	-	-	9.9
	Interest	ARS	6.7	2.6	-	-	9.4
Italy	Principal	EUR	72.6	88.3	46.3	-	207.3
	Interest	EUR	7.3	7.1	2.0	-	16.4
Brazil	Principal	R$	13.9	14.2	50.3	145.7	224.2
	Interest	R$	19.1	17.9	45.5	41.8	124.4
Uruguay	Principal	USD	6.2	7.1	55.5	216.4	285.4
	Interest	USD	19.1	18.7	51.2	62.1	151.0
Armenia	Principal	EUR	4.3	8.5	8.5	-	21.3
	Interest	EUR	1.3	0.9	0.4	-	2.5
Ecuador	Principal	USD	5.9	6.0	4.9	-	16.8
	Interest	USD	1.1	0.7	0.3	-	2.0
Total			278.4	253.0	622.9	895.9	2,050.1

Cash by Segment (in US$ million)

	As of Dec 31, 2022	As of Dec 31, 2021
Argentina	145.5	158.9
Italy (1)	64.7	66.3
Brazil (2)	66.1	13.4
Uruguay	25.7	22.0
Armenia	28.6	44.7
Ecuador	12.9	10.8
Intermediate holding Companies	41.7	59.7
Total	385.3	375.8

1 Of which approximately $59.5 million remain at Toscana Aeroporti level.

2 Of which approximately $62.5 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 4Q22, CAAP made capital expenditures of $61.4 million on an ‘As reported’ basis, a 156.0% YoY increase from $24.0 million in 4Q21 and 33.5% lower than pre-pandemic levels of 4Q19. Above 70% of total CAPEX was allocated to Argentina and 16% to Uruguay. The latter included investments related to the airports that were incorporated when the Puerta del Sur concession agreement was extended in November 2021.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 4Q22.

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	6.9	4.5	54.2%		6.9	4.5	54.2%
International Passengers (in millions) (1)	2.7	1.0	175.1%		2.7	1.0	175.1%
Transit Passengers (in millions) (1)	0.3	0.2	76.2%		0.3	0.2	76.2%
Total Passengers (in millions) (1)	9.8	5.6	75.7%		9.8	5.6	75.7%
Cargo Volume (in thousands of tons)	47.0	50.7	-7.4%		47.0	50.7	-7.4%
Total Aircraft Movements (in thousands)	108.1	76.9	40.5%		108.1	76.9	40.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	92.9	37.2	149.4%	-4.8	97.7	36.7	166.2%
Non-aeronautical revenue	121.4	71.7	69.4%	-6.4	127.8	72.1	77.2%
Commercial revenue	75.3	62.2	21.1%	-2.8	78.1	60.1	29.9%
Construction service revenue	46.1	9.5	385.7%	-3.6	49.7	12.0	314.3%
Total Revenue	214.3	108.9	96.7%	-11.2	225.5	108.8	107.2%
Total Revenue Excluding IFRIC12(2)	168.2	99.5	69.1%	-7.6	175.8	96.8	81.5%
Cost of Services	155.0	80.8	91.8%	7.8	147.2	73.2	101.0%
Selling, general and administrative expenses	17.7	13.5	31.0%	-0.7	18.4	8.5	115.7%
Other expenses	1.8	0.5	261.1%	-0.1	1.9	0.4	403.6%
Total Costs and Expenses	174.4	94.8	83.9%	6.9	167.5	82.2	103.9%
Total Costs and Expenses Excluding IFRIC12(3)	128.4	85.4	50.4%	10.6	117.8	70.2	67.9%
Adjusted Segment EBITDA	64.5	31.0	108.0%	-2.4	66.9	30.0	122.7%
Adjusted Segment EBITDA Mg	30.1%	28.5%	164	-	29.7%	27.6%	206
Adjusted EBITDA Margin excluding IFRIC 12(4)	38.3%	31.1%	716	-	38.0%	31.0%	703
Capex	44.1	12.9	241.7%	-5.6	49.7	12.0	314.1%

1)	See Note 1 in Table "Operating & Financial Highlights”
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	24.1	10.8	122.0%		24.1	10.8	122.0%
International Passengers (in millions) (1)	8.6	2.0	333.9%		8.6	2.0	333.9%
Transit Passengers (in millions) (1)	1.1	0.5	142.1%		1.1	0.5	142.1%
Total Passengers (in millions) (1)	33.8	13.3	154.4%		33.8	13.3	154.4%
Cargo Volume (in thousands of tons)	181.7	174.4	4.2%		181.7	174.4	4.2%
Total Aircraft Movements (in thousands)	384.7	227.3	69.3%		384.7	227.3	69.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	330.3	94.9	248.1%	-3.7	333.9	87.5	281.6%
Non-aeronautical revenue	432.3	268.0	61.3%	-8.6	440.9	246.1	79.1%
Commercial revenue	308.1	214.5	43.6%	1.1	307.0	194.0	58.3%
Construction service revenue	124.2	53.5	132.2%	-9.7	133.9	52.2	156.7%
Total Revenue	762.6	362.9	110.1%	-12.2	774.8	333.6	132.2%
Total Revenue Excluding IFRIC12(2)	638.4	309.4	106.3%	-2.5	640.9	281.5	127.7%
Cost of Services	526.6	326.8	61.1%	54.0	472.6	260.3	81.6%
Selling, general and administrative expenses	56.1	38.5	45.8%	0.5	55.6	30.4	82.8%
Other expenses	5.2	14.9	-65.0%	-0.4	5.6	13.2	-57.4%
Total Costs and Expenses	587.9	380.2	54.6%	54.1	533.8	303.9	75.6%
Total Costs and Expenses Excluding IFRIC12(3)	463.9	326.8	42.0%	63.8	400.1	251.8	58.9%
Adjusted Segment EBITDA	277.9	65.6	323.9%	0.7	277.2	59.0	369.5%
Adjusted Segment EBITDA Mg	36.4%	18.1%	1,837	-	35.8%	17.7%	1,808
Adjusted EBITDA Margin excluding IFRIC 12(4)	43.5%	21.1%	2,236	-	43.2%	20.9%	2,227
Capex	124.2	53.5	132.2%	-11.5	135.7	52.2	160.1%

Passenger Traffic increased 75.7% YoY and improved to 92.3% of pre-pandemic levels, up from 79.9% in the prior quarter. International passenger traffic, which continued improving since the full re-opening of borders on November 1, 2021, and the lifting of travel requirements, increased 175.1 YoY in 4Q22 to 82.1% of 4Q19 traffic levels, up from 71.9% in the previous quarter, showing a sustained sequential improvement. Domestic passenger traffic, which accounted for 70% of total traffic in the quarter, increased 54.2% YoY to 97.7% of 4Q19 levels, up from 83.0% in the previous quarter.

Revenues increased 96.7% YoY to $214.3 million in 4Q22 on an ‘As reported’ basis or 107.2% to $225.5 million when excluding the impact of rule IAS29, primarily due to a 166.2% increase in Aeronautical revenues as well as a 29.9% increase in Commercial revenues, reflecting higher year-over-year activity and easier passenger traffic comparisons, as 4Q21 was still impacted by the closure of borders, in Argentina. In addition, Construction service revenue increased 314.3% YoY reflecting higher Capex in the quarter. When compared to 4Q19 and excluding both Construction Services and the impact of IAS 29, revenues grew by 19.5%, or $28.7 million to $175.8 million, driven by increases of 39.3% in Commercial revenues and 7.3% in Aeronautical revenues.

•	Aeronautical Revenues ex-IAS29 grew by 7.3% against 4Q19, or $6.7 million, reflecting the recovery in passenger traffic along with higher international passenger fee introduced in March 2021 and a higher domestic passenger fee introduced in March 2022.

•	Commercial Revenues ex-IAS29 increased 39.3% compared to 4Q19, or $22.1 million, mainly driven by an increase of 30.9%, or $9.1 million in Cargo revenues, primarily reflecting 10% tariff increases on import activities applied in January and October 2020, along with a further 5% tariff increase in April 2022. Duty free and Parking related revenues also supported the performance, growing 92.5% and 90.2%, respectively, against pre-pandemic levels.

Total Costs and Expenses increased 83.9% YoY to $174.4 million in 4Q22 on an ‘As reported’ basis, mainly reflecting increases of 91.8% in Cost of Services, in line with higher year-over-year activity. Excluding Construction Service and the impact of IAS 29, Total Cost and Expenses increased 67.9% YoY, due to the rise in operating costs following traffic recovery from the same period of last year. When compared to 4Q19, however, Total Cost and Expenses excluding the impact of rule IAS 29 and Construction Services increased 7.6%, or $8.3 million, primarily due to higher Cost of Services.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs increased 6.5% compared to 4Q19, or $6.0 million, driven mainly by the following increases:

•	56.6%, or $13.6 million, in Salaries and social security contributions, mainly as a result of inflation rates significantly above currency depreciation, and

•	19.2%, or $4.2 million, in Concession Fees.

The above was partially offset by a 29.1% decrease, or $8.3 million, in Maintenance expense and a 49.0% decrease, or $4.0 million, in Amortization and depreciation.

•	SG&A ex-IAS29 increased by 6.1% against 4Q19, or $1.1 million, to $18.4 million in 4Q22, mainly due to higher Taxes and an increase in Salaries and social security contributions.

Adjusted Segment EBITDA increased 108.0% YoY to $64.5 million in 4Q22 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA was $66.9 million with Adjusted EBITDA margin EX-IFRIC12 of 38.0% in the quarter, compared to 31.0% in 4Q21. Compared to pre-pandemic levels of 4Q19, Adjusted EBITDA excluding IAS 29 increased 33.6%, or $16.8 million from $50.1 million, while Adjusted EBITDA margin EX-IFRIC12 expanded 4 percentage points from 34.0%.

During 4Q22, CAAP made Capital Expenditures ex-IAS29 of $49.7 million, compared to $12.0 million in 4Q21 and $69.4 million in 4Q19, mainly related to expansion works at Aeroparque and Ezeiza airports, as well as runway works at Posadas and Santa Rosa airports. Investments also included works at San Rafael airport and initial works related to the construction of the new international departure terminal at San Juan airport.

Italy

	4Q22	4Q21	% Var.	2022	2021	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.4	4.5%	1.6	1.0	62.2%
International Passengers (in millions)	1.2	0.7	60.7%	5.1	1.8	177.7%
Transit Passengers (in millions)	0.0	0.0	-40.0%	0.0	0.0	112.4%
Total Passengers (in millions)	1.5	1.1	42.2%	6.7	2.8	137.7%
Cargo Volume (in thousands of tons)	3.8	4.4	-12.8%	14.9	15.3	-2.7%
Total Aircraft Movements (in thousands)	15.4	13.2	16.7%	68.9	39.6	74.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	17.1	13.6	26.1%	70.4	37.5	87.8%
Non-aeronautical revenue	15.3	10.3	48.5%	46.8	33.0	42.0%
Commercial revenue	8.5	6.1	40.7%	32.5	17.1	90.0%
Construction service revenue	3.2	3.4	-7.6%	7.8	13.7	-42.7%
Other revenue	3.7	0.9	326.8%	6.6	2.2	192.4%
Total Revenue	32.5	23.9	35.8%	117.2	70.5	66.3%
Total Revenue Excluding IFRIC12(1)	29.3	20.5	43.0%	109.4	56.8	92.6%
Cost of Services	25.8	24.4	6.0%	94.6	83.2	13.7%
Selling, general and administrative expenses	3.8	3.7	3.8%	17.0	13.1	30.3%
Other Expenses	0.1	0.1	8.2%	0.1	0.4	-70.1%
Total Costs and Expenses	29.7	28.1	5.8%	111.7	96.6	15.7%
Total Costs and Expenses Excluding IFRIC12(2)	27.4	25.7	6.4%	105.6	84.9	24.3%
Adjusted Segment EBITDA	10.4	11.8	-12.2%	21.2	0.2	10506.3%
Adjusted Segment EBITDA Mg	32.0%	49.5%	-1746	18.1%	0.3%	1778
Adjusted EBITDA Margin excluding IFRIC 12(3)	32.7%	52.6%	-1997	17.8%	-3.2%	2096
Capex	4.1	5.9	-31.3%	9.7	19.9	-51.1%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 42.2% YoY to 85.5% of pre-pandemic levels, down from 88.8% in 3Q22. International traffic increased 60.7% YoY and stood at 86.2% of 4Q19 levels, while Domestic traffic grew 4.5% YoY reaching 83.7% of 4Q19 levels.

Revenues increased 35.8% YoY to $32.5 million in 4Q22, driven by higher Aeronautical and Commercial revenues, reflecting greater year-over-year activity and easier comparisons against 4Q21, which was still impacted by the Covid-19 pandemic. Commercial revenues grew 40.7% YoY, mainly driven by passenger-related services such as Parking facilities, Duty free shops, VIP lounges, and F&B services, following the strong year-over-year traffic recovery. When compared to 4Q19, revenues excluding Construction service declined 11.6%, or $3.8 million, to $29.3 million, principally due to lower passenger traffic impacted by the Covid-19 pandemic.

•	Aeronautical Revenues dropped 23.0% versus 4Q19, or $5.1 million, as a result of lower passenger traffic, partially offset by increases in passenger fees at Florence airport in November 2019 and February 2020, and at both Florence and Pisa airports in February 2021. In addition, passenger with reduced mobility fees (PRM) at Florence airport increased in March 2020 and at Pisa airport in February 2020, and again at both airports in February 2021.

•	Commercial Revenues declined 15.3% versus 4Q19, or $1.5 million, mainly due to reductions in Retail stores, Parking Facilities and VIP Lounges, partially offset by higher F&B services.

Total Costs and Expenses increased 5.8% YoY, or $1.6 million, in 4Q22 mainly driven by higher Cost of Services expenses. Excluding Construction Services, Total Cost and Expenses rose 6.4% YoY to $27.4 million, due to an increase in operating costs following higher airport activity when compared to 4Q21. Compared to the same quarter of 2019, Total Cost and Expenses decreased 10.3%, or 7.9% when excluding Construction Services.

•	Cost of Services excluding Construction service decreased 7.5%, or $1.9 million, against 4Q19 on a comparable basis, mainly due to lower Salaries and Social Security Contribution expenses as well as lower Services and fees.

•	SG&A decreased 9.4% to $3.8 million against 4Q19, when the Company recorded bad debt reserves related to certain aviation and commercial customers.

Adjusted Segment EBITDA decreased 12.2% YoY to $10.4 million from $11.8 million recorded in 4Q21, which included a Eur. 9.5 million government grant, as part of the overall Eur. 800 million sovereign fund to support the airport sector in the country. Compared to 4Q19, Adjusted EBITDA increased 42.2%, with Adjusted EBITDA margin expanding 12.4 percentage points to 32.7%.

During 4Q22, CAAP made Capital Expenditures of $4.1 million, compared to $5.9 million in 4Q21 and $7.4 million in 4Q19.

Brazil

	4Q22	4Q21	% Var.	2022	2021	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.5	2.7	-9.0%	10.0	7.8	28.6%
International Passengers (in millions) (1)	0.1	0.1	167.7%	0.5	0.1	373.4%
Transit Passengers (in millions) (1)	1.7	1.4	23.5%	5.3	4.4	19.0%
Total Passengers (in millions) (1)	4.3	4.2	4.0%	15.7	12.3	27.9%
Cargo Volume (in thousands of tons)	16.6	14.9	11.7%	57.8	60.0	-3.6%
Total Aircraft Movements (in thousands)	39.2	37.0	6.0%	144.6	117.9	22.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	10.5	8.2	27.3%	36.6	24.1	51.8%
Non-aeronautical revenue	14.0	9.8	42.7%	52.7	34.3	53.5%
Commercial revenue	14.0	9.8	42.7%	52.7	34.3	53.5%
Total Revenue	24.5	18.1	35.7%	89.3	58.4	52.8%
Cost of Services	19.0	15.3	23.9%	71.1	59.2	20.1%
Selling, general and administrative expenses	4.6	2.0	131.5%	13.2	8.4	57.5%
Other expenses	0.0	0.7	-95.3%	0.4	2.2	-80.6%
Total Costs and Expenses	23.6	18.0	31.1%	84.7	69.8	21.4%
Adjusted Segment EBITDA	17.8	26.2	-32.3%	32.1	19.0	69.1%
Adjusted Segment EBITDA Mg	72.5%	145.3%	-7276	35.9%	32.5%	347
Capex	0.7	0.7	-7.1%	2.0	1.8	6.3%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic rose 4.0% YoY, reaching 85.0% of 4Q19 pre-pandemic levels, down from 91.4% in the prior quarter. Domestic passenger traffic was down 9.0% YoY and reached 79.4% of 4Q19 levels, while transit passengers increased 23.5% YoY to 96.2% of 4Q19 levels. Lower traffic from government officials due to the changes in the Brazilian Administration, compounded by higher airfare contributed to lower domestic travel, in the quarter.

Revenues increased 35.7% YoY to $24.5 million in 4Q22 due to higher Commercial and Aeronautical revenues reflecting higher year-over-year activity as 4Q21 was still impacted by the Covid-19 pandemic. When compared to 4Q19, revenues declined 18.5%, or $5.6 million, mainly reflecting lower aeronautical and commercial activities resulting from the drop in passenger traffic, and to a lesser extent, the 27.7% average depreciation of the Brazilian real against the US dollar since 4Q19.

•	Aeronautical Revenues declined 30.0% vs 4Q19, or $4.5 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real.

•	Commercial Revenues declined 7.1% against 4Q19, or $1.1 million, also impacted by lower passenger traffic and currency depreciation primarily resulting in lower passenger-related revenues such as Retail, Duty free and F&B, combined with lower Cargo revenues. The Revenue decline was also driven by lower Rental revenues reflecting discounts granted and closure of operations of certain tenants, together with lower Fuel revenues, in line with the reduction in aircraft movements. This was partially offset by a solid performance of VIP lounges.

Total Costs and Expenses increased 31.1% YoY to $23.6 million but declined 64.6% against 4Q19 pre-pandemic levels.

•	Cost of Services declined 20.6% vs. 4Q19, or $4.9 million, benefiting from cost reduction initiatives taken to mitigate the impact of the Covid-19 pandemic, coupled with the 27.7% average depreciation of the Brazilian Real since 4Q19. The drop was mainly driven by declines in:

•	Sales taxes, reflecting the reduction in revenues in the quarter,

•	Salaries and social contributions due to reductions in the workforce, salary reductions, and a furlough scheme in place since 2Q20, together with local currency depreciation, and

•	Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection together with lower utilities expenses, coupled with local currency depreciation.

•	SG&A increased 131.5% YoY, to $4.6 million on an ‘As reported’ basis, mainly due to higher Services and fee and lower Bad debts recovery.

Adjusted Segment EBITDA decreased to $17.8 million compared to $26.2 million in the year ago period and benefited from an economic compensation of $13.6 million obtained from the government in connection with the economic re-equilibrium to offset the COVID-19 impact during 2022. To note, the economic compensation received in 2021 amounted to $25.5 million. Compared to 4Q19, Adjusted EBITDA improved significantly from negative $32.8 million, which included the aforementioned $42.8 million impairment loss at the Natal airport.

During 4Q22, CAAP made Capital Expenditures of $0.7 million, in line with 4Q21 and down 71.2% from $2.3 million in 4Q19.

Uruguay

	4Q22	4Q21	% Var.	2022	2021	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	9.7%	0.0	0.0	32.4%
International Passengers (in millions)	0.4	0.3	65.9%	1.4	0.5	194.9%
Transit Passengers (in millions)	0.0	0.0	27.6%	0.0	0.0	163.7%
Total Passengers (in millions)	0.4	0.3	65.7%	1.4	0.5	194.2%
Cargo Volume (in thousands of tons)	7.9	8.4	-5.5%	32.1	30.4	5.5%
Total Aircraft Movements (in thousands)	8.3	7.4	13.2%	27.9	17.8	56.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	11.5	6.6	74.1%	43.5	14.6	198.3%
Non-aeronautical revenue	20.4	11.5	76.5%	61.8	36.7	68.2%
Commercial revenue	12.4	10.0	24.2%	48.6	31.4	54.7%
Construction service revenue	8.0	1.6	407.2%	13.2	5.3	149.4%
Total Revenue	31.9	18.2	75.6%	105.3	51.3	105.2%
Total Revenue Excluding IFRIC12(1)	23.9	16.6	44.1%	92.1	46.0	100.1%
Cost of Services	19.6	8.9	120.7%	58.8	39.9	47.2%
Selling, general and administrative expenses	6.2	2.8	118.4%	16.5	9.0	82.6%
Other expenses	0.2	0.1	79.5%	0.5	0.2	159.2%
Total Costs and Expenses	25.9	11.8	119.8%	75.7	49.1	54.1%
Total Costs and Expenses Excluding IFRIC12(2)	17.9	10.2	75.5%	62.5	43.9	42.6%
Adjusted Segment EBITDA	7.2	8.2	-12.6%	35.3	13.7	157.8%
Adjusted Segment EBITDA Mg	22.5%	45.1%	-2266	33.6%	26.7%	685
Adjusted EBITDA Margin excluding IFRIC 12 (3)	30.0%	49.4%	-1944	38.4%	29.8%	858
Capex	9.9	2.3	332.6%	21.3	8.1	164.5%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where traffic is mainly international, passenger traffic increased 65.7% YoY, reaching 83.2% of 4Q19 levels, up from 68.4% recorded in 3Q22, reflecting an ongoing recovery following gradual increases in flight frequencies after the re-opening of borders on November 1, 2021.

Revenues increased 75.6% YoY to $31.9 million in 4Q22 on an ‘As reported’ basis, or 44.1% when excluding Construction service revenue. Compared to 4Q19, and excluding IFRIC12, revenues declined 2.4%, or $0.6 million, to $23.9 million, primarily due to lower passenger traffic in the quarter.

•	Aeronautical Revenues increased 74.1% YoY, or $4.9 million, to $11.5 million, in line with the increase in passenger traffic against 4Q21, which was still impacted by the Covid-19 pandemic as borders fully re-opened on November 1, 2021.

•	Commercial Revenues increased 6.9% vs. 4Q19, or $0.8 million, to $12.4 million, mainly driven by higher Cargo revenues, partially offset by lower passenger-related revenues such as Duty Free, VIP Lounge and Retail stores, as a result of lower passenger traffic.

Total Costs and Expenses increased 119.8% YoY to $25.9 million. Excluding Construction Service, Total Cost and Expenses rose 75.5% YoY to $17.9 million, due to an increase in operating costs following higher traffic activity when compared to 4Q21. Against the same quarter in 2019, Total Cost and Expenses excluding IFRIC12 increased 18.4%, or $2.8 million, primarily due to higher SG&A expenses.

•	Cost of services increased 28.4% compared to 4Q19, or $4.3 million. Excluding Construction service cost, cost of services remained unchanged at $11.6 million.

•	SG&A increased 118.4% YoY, to $6.2 million, and grew 85.4%% against 4Q19, mainly as a result of higher Services and fees.

Adjusted Segment EBITDA declined 12.6% YoY to $7.2 million in 4Q22, and 40.3%, or $4.8 million, when compared to 4Q19, with Adjusted EBITDA Margin Ex IFRIC12 contracting 19.4 percentage points to 30.0%.

During 4Q22, CAAP made Capital Expenditures of $9.9 million in Uruguay, compared to $2.3 million in 4Q21 and $1.2 million in 4Q19, reflecting the works related to the airports that were incorporated when the Puerta del Sur concession agreement was extended in November 2021.

Recent Developments

Armenia | New Capex Plan

The Company and the Armenian Government are currently in discussions to develop a $400 million infrastructure plan to be implemented between 2023 and 2027. In addition to adding new boarding gates, check-in counters and stand positions, the infrastructure plan is also anticipated to expand the terminal area by approximately 40,000 square meters (existing terminal area is approximately 34,000 square meters) and the commercial space by approximately 6,200 square meters (existing commercial space is approximately 12,600 square meters). The infrastructure plan, once agreed, is expected to be financed with new borrowing, by our Armenian subsidiary, Armenia International Airports C.I.S.C.

Brasilia | Economic Re-equilibrium

During the fourth quarter of 2022, the Company’s subsidiary “Inframerica Concessionaria do Aeroporto do Brasilia S.A.” (ICAB) obtained R$70.7 million in economic re-equilibrium compensation under the Brasilia concession in connection with the impact of the COVID-19 pandemic during 2022. This compensation was utilized as a credit towards the payment of the fixed concession fee due by ICAB for 2022, and follows the economic re-equilibrium compensations of R$136 million and R$180 million received in 2021 and 2020, respectively.

Natal Concession Agreement

In November 2020, the Company’s subsidiary “Inframerica Concessionaria do Aeroporto de São Gonçalo do Amarante S.A.” (ICASGA), executed an irrevocable amendment for the termination of the existing Natal concession agreement. Pursuant to the terms of the amendment agreement, upon the execution of a new concession agreement with a new operator, an indemnification payment will be made to ICASGA. On January 18, 2023, the “Tribunal de Contas da União” (TCU), a government-related entity, has given clearance for the government to carry out the tender process for the Natal airport. On February 8, 2023, the tender documents have been published and the auction date was set for May 19, 2023. Subject to the completion of the new tender process, the Company expects to receive a net indemnification payment which, according to the customary timetable of similar processes, shall be paid during the fourth quarter of 2023.

Italy | New Capex Plan

The Company and the Italian Government are currently in discussions to develop a EUR480 million infrastructure plan for both the Florence and Pisa airports. Subject to further discussions and approvals as per the Italian regulatory framework, it is expected that this plan would include:

Florence airport:

-	Amount: EUR404 million, of which approximately EUR254 million is expected to be financed with free cash flow and new borrowing, by our Italian subsidiary, Toscana Aeroporti S.p.A (“TA”), and the balance to be financed with sovereign grants.

-	Timing of execution: between 2023 and 2026.

-	The plan is expected to include a new terminal of approximately 39,900 square meters (existing terminal area is approximately 19,420 square meters) and a new runway of approximately 2,200 meters in length (existing runway length is approximately 1,560 meters).

Pisa airport:

-	Amount: EUR76 million, which is expected to be entirely financed with free cash flow and new borrowing by TA.

-	Timing of execution: between 2023 and 2026.

-	The plan is expected to include the expansion of the existing terminal by approximately 13,320 square meters (existing terminal area is approximately 32,115 square meters), as well as the expansion of the existing aircraft parking area.

Key Quarter Highlights and Subsequent Events

AA2000 | Increase in Domestic Passenger Fees in Argentina

On December 15, 2022, the Argentine airport regulator, Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) published Resolution No. 98/2022, approving an increase in the domestic passenger fee to ARS1,100 from ARS614, effective March 1, 2023.

Puerta del Sur (PDS, Uruguay) | Concession Agreement

On February 8, 2023, the International Airport of Paysandú “Brig. Gral. Tydeo Larre Borges” was taken over by PDS according to the conditions established in the concession agreement amended on November 8, 2021.

Guayaquil Airport | Awards & Recognitions

On March 6, 2023, Airports Council International (ACI) World announced the winners of the 2022 Airport Service Quality (ASQ) Awards, recognizing the best airports for customer experience worldwide, as selected by passengers. In this respect, the Guayaquil International Airport has earned the following 2022 ASQ Awards for Latin America and the Caribbean: (i) Best Airport between 2 to 5 million Passengers, (ii) Most Dedicated Staff in Easiest Airport Journey, (iii) Most Enjoyable Airport, and (vi) Cleanest Airport.

For further information on subsequent events, please refer to Note 33 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 4Q22, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

4Q22 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, March 22, 2023

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Mr. Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-404-975-4839 (U.S. Local); 1-833-470-1428 (U.S. Toll-Free); +44-208-068-2558 (UK). Participant access code: 521941

Webcast:	CAAP 4Q22 Earnings Conference Call

Replay:	1-929-458-6194 (U.S. Local); 1-866-813-9403 (U.S., Toll Free); +44-204-525-0658 (Intern.). Replay access code: 212598

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 24 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	4Q22	4Q21	% Var.	2022	2021	% Var.
Argentina
Domestic Passengers (in millions)	6.9	4.5	54.2%	24.1	10.8	122.0%
International Passengers (in millions)	2.7	1.0	175.1%	8.6	2.0	333.9%
Transit passengers (in millions)	0.3	0.2	76.2%	1.1	0.5	142.1%
Total passengers (in millions)	9.8	5.6	75.7%	33.8	13.3	154.4%
Cargo volume (in thousands of tons)	47.0	50.7	-7.4%	181.7	174.4	4.2%
Aircraft movements (in thousands)	108.1	76.9	40.5%	384.7	227.3	69.3%
Italy
Domestic Passengers (in millions)	0.4	0.4	4.5%	1.6	1.0	62.2%
International Passengers (in millions)	1.2	0.7	60.7%	5.1	1.8	177.7%
Transit passengers (in millions)	0.0	0.0	-40.0%	0.0	0.0	112.4%
Total passengers (in millions)	1.5	1.1	42.2%	6.7	2.8	137.7%
Cargo volume (in thousands of tons)	3.8	4.4	-12.8%	14.9	15.3	-2.7%
Aircraft movements (in thousands)	15.4	13.2	16.7%	68.9	39.6	74.1%
Brazil
Domestic Passengers (in millions)	2.5	2.7	-9.0%	10.0	7.8	28.6%
International Passengers (in millions)	0.1	0.1	167.7%	0.5	0.1	373.4%
Transit passengers (in millions)	1.7	1.4	23.5%	5.3	4.4	19.0%
Total passengers (in millions)	4.3	4.2	4.0%	15.7	12.3	27.9%
Cargo volume (in thousands of tons)	16.6	14.9	11.7%	57.8	60.0	-3.6%
Aircraft movements (in thousands)	39.2	37.0	6.0%	144.6	117.9	22.7%
Uruguay(1)
Domestic Passengers (in millions)	0.0	0.0	9.7%	0.0	0.0	32.4%
International Passengers (in millions)	0.4	0.3	65.9%	1.4	0.5	194.9%
Transit passengers (in millions)	0.0	0.0	27.6%	0.0	0.0	163.7%
Total passengers (in millions)	0.4	0.3	65.7%	1.4	0.5	194.2%
Cargo volume (in thousands of tons)	7.9	8.4	-5.5%	32.1	30.4	5.5%
Aircraft movements (in thousands)	8.3	7.4	13.2%	27.9	17.8	56.8%
Ecuador(2)
Domestic Passengers (in millions)	0.6	0.6	2.2%	2.1	1.1	102.5%
International Passengers (in millions)	0.5	0.5	-2.8%	2.0	1.4	42.3%
Transit passengers (in millions)	0.0	0.0	4.1%	0.1	0.0	92.0%
Total passengers (in millions)	1.1	1.1	-0.2%	4.2	2.5	68.3%
Cargo volume (in thousands of tons)	8.0	8.6	-7.1%	33.3	23.0	44.7%
Aircraft movements (in thousands)	19.4	21.4	-9.4%	77.0	55.9	37.7%
Armenia
Domestic Passengers (in millions)
International Passengers (in millions)	1.1	0.8	37.3%	3.7	2.4	53.8%
Transit passengers (in millions)	0.0	0.0
Total passengers (in millions)	1.1	0.8	37.3%	3.7	2.4	53.8%
Cargo volume (in thousands of tons)	9.2	6.4	43.8%	23.3	17.3	34.7%

	4Q22	4Q21	% Var.	2022	2021	% Var.
Aircraft movements (in thousands)	10.0	7.0	43.2%	35.2	21.3	64.9%
Peru(3)
Domestic Passengers (in millions)	0.0	0.9	-100.0%	0.0	1.9	-100.0%
International Passengers (in millions)	0.0	0.0	-100.0%	0.0	0.0	-100.0%
Transit passengers (in millions)	0.0	0.0		0.0	0.0
Total passengers (in millions)	0.0	0.9	-100.0%	0.0	1.9	-100.0%
Cargo volume (in thousands of tons)	0.0	1.4	-100.0%	0.0	3.0	-100.0%
Aircraft movements (in thousands)	0.0	7.5	-100.0%	0.0	17.5	-100.0%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
2)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
3)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	4Q22	4Q21	4Q22	4Q21	3Q22	3Q21	3Q22	3Q21
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	162.44	100.51	177.16	102.72	135.63	97.23	147.32	98.74
Euro	1.05	1.14	1.07	1.13	1.01	1.18	0.97	1.16
Brazilian Real	5.26	5.59	5.22	5.58	5.25	5.23	5.41	5.44
Uruguayan Peso	40.83	43.97	40.07	44.70	40.81	43.26	41.74	42.94

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	165.7	92.6	79.1%	-4.8	170.5	92.0	85.4%
Passenger use fees	135.1	69.4	94.7%	-4.3	139.5	69.0	102.2%
Aircraft fees	25.3	18.4	37.3%	-0.5	25.8	18.3	40.9%
Other	5.3	4.7	11.6%	-	5.3	4.7	11.6%

Commercial Revenue Breakdown (in US$ million)

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Commercial revenue	157.4	109.3	44.0%	-2.8	160.1	107.2	49.3%
Warehouse use fees	44.4	45.7	-2.8%	-2.1	46.5	44.5	4.5%
Duty free shops	17.9	9.9	81.4%	-0.5	18.4	9.8	87.8%
Rental of space (including hangars)	8.1	8.0	1.7%	-0.2	8.3	8.0	4.3%
Parking facilities	9.8	5.5	76.1%	-0.3	10.1	5.5	83.8%
Fuel	34.7	12.3	182.3%	-0.1	34.8	12.3	183.5%
Food and beverage services	6.0	3.5	71.2%	-0.1	6.0	3.4	77.6%
Advertising	4.6	2.7	69.8%	0.5	4.2	2.5	65.2%
Services and retail stores	3.6	2.4	46.0%	0.0	3.6	2.4	49.2%
Catering	2.0	1.1	89.5%	-0.1	2.1	1.1	99.3%
VIP lounges	9.0	6.2	45.2%	0.3	8.7	5.9	47.2%
Walkway services	1.8	1.4	29.2%	-0.1	1.9	1.4	35.7%
Other	15.4	10.6	46.2%	0.0	15.5	10.4	48.0%

Revenues by Segment (in US$ million)

Country	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Argentina	762.6	362.9	110.1%	-12.2	774.8	333.6	132.2%
Italy	117.2	70.5	66.3%	-	117.2	70.5	66.3%
Brazil	89.3	58.4	52.8%	-	89.3	58.4	52.8%
Uruguay	105.3	51.3	105.2%	-	105.3	51.3	105.2%
Armenia	207.5	98.4	111.0%	-	207.5	98.4	111.0%
Ecuador (1)	96.2	65.2	47.6%	-	96.2	65.2	47.6%
Unallocated	0.6	0.3	96.1%	-	0.6	0.3	96.1%
Total consolidated revenue (2)	1,378.7	706.9	95.0%	-12.2	1,390.9	677.7	105.2%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 106% YoY in Argentina, 93% in Italy, 53% in Brazil, 100% in Uruguay, 124% in Armenia and 45% in Ecuador.

Revenue Breakdown (in US$ million)

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	609.8	262.8	132.0%	-3.7	613.4	255.4	140.1%
Non-aeronautical Revenue	768.9	444.1	73.1%	-8.6	777.5	422.2	84.1%
Commercial revenue	612.5	362.1	69.2%	1.1	611.4	341.5	79.0%
Construction service revenue (1)	149.8	79.8	87.8%	-9.7	159.5	78.4	103.4%
Other revenue	6.6	2.3	191.1%	-	6.6	2.3	191.1%
Total Consolidated Revenue	1,378.7	706.9	95.0%	-12.2	1,390.9	677.7	105.2%
Total Revenue excluding Construction Service revenue (2)	1,228.9	627.2	95.9%	-2.5	1,231.4	599.2	105.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	609.8	262.8	132.0%	-3.7	613.4	255.4	140.1%
Passenger use fees	492.8	186.0	165.0%	-3.3	496.1	180.4	175.1%
Aircraft fees	96.3	62.4	54.3%	-0.4	96.6	60.6	59.4%
Other	20.7	14.4	43.0%	-	20.7	14.4	43.0%

Commercial Revenue Breakdown (in US$ million)

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Commercial revenue	612.5	362.1	69.2%	1.1	611.4	341.5	79.0%
Warehouse use fees	185.8	177.9	4.5%	-1.0	186.8	163.6	14.2%
Duty free shops	64.1	24.6	160.5%	-0.5	64.6	23.8	171.4%
Rental of space (including hangars)	40.6	23.8	70.8%	-0.1	40.6	23.3	74.5%
Parking facilities	35.2	14.0	151.8%	-0.3	35.6	13.5	163.9%
Fuel	129.7	36.1	259.3%	-0.1	129.7	35.9	261.9%
Food and beverage services	22.4	9.9	126.4%	0.1	22.2	9.4	135.9%
Advertising	17.3	10.7	61.9%	1.6	15.8	9.9	59.6%
Services and retail stores	14.4	7.5	92.0%	0.0	14.4	7.4	95.2%
Catering	7.6	3.0	157.5%	-0.1	7.7	2.8	175.9%
VIP lounges	32.1	16.5	95.0%	1.2	31.0	15.3	101.7%
Walkway services	6.9	5.2	34.5%	0.0	7.0	4.9	43.3%
Other	56.3	33.1	70.4%	0.3	56.0	31.8	75.9%

Total Expenses Breakdown (in US$ million)

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Cost of services	278.0	162.4	71.2%	7.8	270.2	154.8	74.5%
SG&A	43.2	33.7	28.0%	-0.7	43.9	28.7	52.7%
Financial loss	80.2	32.8	144.4%	-114.5	194.8	89.0	118.8%
Inflation adjustment	-1.4	-4.1	-65.2%	0.5	-1.9	-0.2	1019.9%
Other expenses	2.2	1.5	47.6%	-0.1	2.4	1.4	69.2%
Income tax expense	20.3	38.5	-47.3%	56.5	-36.2	7.0	-615.6%
Total expenses	422.5	264.9	59.5%	-50.6	473.1	280.8	68.5%

Cost of Services (in US$ million)

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Cost of Services	278.0	162.4	71.2%	7.8	270.2	154.8	74.5%
Salaries and social security contributions	60.0	37.6	59.6%	-1.1	61.2	37.2	64.4%
Concession fees	41.1	28.6	43.8%	-1.3	42.4	28.3	50.0%
Construction service cost	58.7	14.9	295.2%	-3.6	62.4	17.4	258.9%
Maintenance expenses	28.1	24.8	13.2%	-1.5	29.5	24.4	21.1%
Amortization and depreciation	35.3	28.5	23.7%	15.8	19.5	19.6	-0.8%
Services and fees	13.7	12.6	8.9%	-0.2	13.9	12.5	11.4%
Cost of fuel	29.4	8.9	232.3%	-	29.4	8.9	232.3%
Taxes	0.7	0.6	22.7%	-0.1	0.8	0.6	27.7%
Office expenses	4.2	1.5	172.2%	-0.2	4.4	1.5	183.9%
Provision for maintenance cost	1.0	2.1	-52.5%	-	1.0	2.1	-52.5%
Others	5.7	2.3	143.7%	0.0	5.7	2.3	145.9%

Selling, General and Administrative Expenses (in US$ million)

	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
SG&A	43.2	33.7	28.0%	-0.7	43.9	28.7	52.7%
Taxes	11.4	8.1	40.2%	-0.5	11.9	7.9	49.8%
Salaries and social security contributions	8.6	6.3	36.5%	-0.3	8.8	6.1	44.0%
Services and fees	15.1	9.0	67.9%	-0.1	15.2	9.0	68.9%
Office expenses	1.7	0.7	138.6%	0.0	1.7	0.7	152.3%
Amortization and depreciation	1.8	2.0	-10.7%	0.1	1.7	-2.6	-165.3%
Maintenance expenses	0.4	0.4	4.6%	0.0	0.5	0.4	11.0%
Advertising	0.6	0.4	40.6%	0.0	0.6	0.4	46.6%
Insurances	0.7	0.5	29.3%	0.0	0.6	0.5	27.8%
Charter services	0.1	0.0	-	-	0.1	0.0	-
Bad debts recovery	-1.4	-1.7	-18.7%	0.1	-1.5	-0.9	60.0%
Bad debts	2.4	6.2	-61.7%	-0.1	2.4	5.4	-54.6%
Others	1.8	1.8	3.0%	0.0	1.8	1.8	3.0%

Expenses by Segment (in US$ million)

Country	4Q22 as reported	4Q21 as reported	% Var as reported	IAS 29	4Q22 ex IAS 29	4Q21 ex IAS 29	% Var ex IAS 29
Argentina	174.4	94.8	83.9%	6.9	167.5	82.2	103.9%
Italy	29.7	28.1	5.8%	-	29.7	28.1	5.8%
Brazil	23.6	18.0	31.1%	-	23.6	18.0	31.1%
Uruguay	25.9	11.8	119.8%	-	25.9	11.8	119.8%
Armenia	43.7	20.8	110.5%	-	43.7	20.8	110.5%
Ecuador	19.2	15.7	22.0%	-	19.2	15.7	22.0%
Unallocated	6.8	8.4	-19.1%	-	6.8	8.4	-19.1%
Total consolidated expenses (1) (2)	323.4	197.6	63.6%	6.9	316.4	185.0	71.1%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Cost of Services	963.0	622.4	54.7%	54.0	909.0	555.9	63.5%
Salaries and social security contributions	205.9	141.0	46.0%	-0.8	206.6	134.6	53.5%
Concession fees	158.5	94.5	67.7%	-0.9	159.4	90.7	75.9%
Construction service cost	147.9	77.5	90.9%	-9.7	157.5	76.1	106.9%
Maintenance expenses	107.5	83.9	28.1%	-1.0	108.4	78.7	37.8%
Amortization and depreciation	145.8	135.1	7.9%	66.7	79.1	87.2	-9.3%
Other	197.5	90.4	118.5%	-0.4	197.8	88.5	123.4%
Cost of Services Excluding Construction Service cost	815.1	544.9	49.6%	63.7	751.4	479.7	56.6%
Selling, general and administrative expenses	141.4	102.1	38.5%	0.5	140.8	94.0	49.9%
Other expenses	7.1	18.8	-62.2%	-0.4	7.5	17.1	-56.1%
Total Costs and Expenses	1,111.4	743.2	49.5%	54.1	1057.3	667.0	58.5%
Total Costs and Expenses Excluding Construction Service cost	963.6	665.8	44.7%	63.8	899.8	590.8	52.3%

Total Expenses Breakdown (in US$ million)

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Cost of services	963.0	622.4	54.7%	54.0	909.0	555.9	63.5%
SG&A	141.4	102.1	38.5%	0.5	140.8	94.0	49.9%
Financial loss	196.4	131.3	49.6%	-470.5	666.9	346.4	92.5%
Inflation adjustment	-19.5	-6.7	190.8%	-14.0	-5.5	-0.7	693.4%
Other expenses	7.1	18.8	-62.2%	-0.4	7.5	17.1	-56.1%
Income tax expense	24.9	69.1	-64.0%	231.5	-206.7	-116.6	77.3%
Total expenses	1,313.2	936.9	40.2%	-198.8	1,512.1	896.1	68.7%

Cost of Services (in US$ million)

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Cost of Services	963.0	622.4	54.7%	54.0	909.0	555.9	63.5%
Salaries and social security contributions	205.9	141.011	46.0%	-0.8	206.6	134.6	53.5%
Concession fees	158.5	94.5	67.7%	-0.9	159.4	90.7	75.9%
Construction service cost	147.9	77.5	90.9%	-9.7	157.5	76.1	106.9%
Maintenance expenses	107.5	83.9	28.1%	-1.0	108.4	78.7	37.8%
Amortization and depreciation	145.8	135.1	7.9%	66.7	79.1	87.2	-9.3%
Services and fees	56.8	44.8	26.8%	-0.1	56.9	43.7	30.1%
Cost of fuel	107.2	24.9	330.7%	-	107.2	24.9	330.7%
Taxes	3.5	2.9	19.5%	-0.1	3.6	2.7	32.0%
Office expenses	10.8	5.2	106.4%	-0.2	10.9	4.8	127.9%
Provision for maintenance cost	3.5	4.7	-26.7%	-	3.5	4.7	-26.7%
Others	15.7	7.8	102.1%	0.0	15.7	7.7	104.9%

Selling, General and Administrative Expenses (in US$ million)

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
SG&A	141.4	102.1	38.5%	0.5	140.8	94.0	49.9%
Taxes	45.3	24.8	82.8%	-0.2	45.4	23.0	97.9%
Salaries and social security contributions	32.3	21.172	52.6%	-0.2	32.6	20.4	59.9%
Services and fees	44.8	30.9	45.1%	-0.1	44.9	30.6	46.6%
Office expenses	3.7	1.5	149.7%	0.0	3.7	1.4	163.0%
Amortization and depreciation	7.3	8.4	-12.4%	0.5	6.9	3.5	98.6%
Maintenance expenses	1.9	0.9	108.4%	0.0	1.9	0.9	109.5%
Advertising	1.7	0.9	81.1%	0.0	1.7	0.9	89.4%
Insurances	2.4	2.1	10.0%	0.0	2.4	2.1	9.9%
Bad debts recovery	-18.2	-8.3	119.0%	0.5	-18.7	-7.0	166.0%
Bad debts	13.4	14.7	-8.7%	0.1	13.4	13.3	0.8%
Others	6.8	5.0	35.8%	0.0	6.8	5.0	35.8%

Expenses by Segment (in US$ million)

Country	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Argentina	587.9	380.2	54.6%	54.1	533.8	303.9	75.6%
Italy	111.7	96.6	15.7%	-	111.7	96.6	15.7%
Brazil	84.7	69.8	21.4%	-	84.7	69.8	21.4%
Uruguay	75.7	49.1	54.1%	-	75.7	49.1	54.1%
Armenia	156.5	68.7	127.9%	-	156.5	68.7	127.9%
Ecuador	70.9	54.1	31.0%	-	70.9	54.1	31.0%
Unallocated	24.0	24.8	-3.0%	-	24.0	24.8	-3.0%
Total consolidated expenses (1) (2)	1,111.4	743.2	49.5%	54.1	1,057.3	667.0	58.5%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Argentina	277.9	65.6	323.9%	0.7	277.2	59.0	369.5%
Italy	21.2	0.2	10506.3%	-	21.2	0.2	10506.3%
Brazil	32.1	19.0	69.1%	-	32.1	19.0	69.1%
Uruguay	35.3	13.7	157.8%	-	35.3	13.7	157.8%
Armenia	68.9	44.3	55.5%	-	68.9	44.3	55.5%
Ecuador	29.0	16.1	79.5%	-	29.0	16.1	79.5%
Unallocated	-7.6	-9.5	-20.4%	-	-7.6	-9.5	-20.4%
Total segment EBITDA	456.7	149.3	205.9%	0.7	456.0	142.8	219.3%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	165.6	-159.8	-203.7%	128.6	37.1	-146.5	-125.3%
Financial Income	-63.9	-28.1	127.4%	57.9	-121.7	-30.4	300.1%
Financial Loss	196.4	131.3	49.6%	-470.5	666.9	346.4	92.5%
Inflation adjustment	-19.5	-6.7	190.8%	-14.0	-5.5	-0.7	693.4%
Income Tax Expense	24.9	69.1	-64.0%	231.5	-206.7	-116.6	77.3%
Amortization and Depreciation	153.1	143.5	6.7%	67.2	86.0	90.6	-5.1%
Adjusted EBITDA	456.7	149.3	205.9%	0.7	456.0	142.8	219.3%
Adjusted EBITDA Margin	33.1%	21.1%	1201	-	32.8%	21.1%	1171
Adjusted EBITDA Margin excluding Construction Service	37.1%	23.4%	1362	-	36.9%	23.4%	1343

Financial Income / Loss (in US$ million)

	2022 as reported	2021 as reported	% Var as reported	IAS 29	2022 ex IAS 29	2021 ex IAS 29	% Var ex IAS 29
Financial Income	63.9	28.1	127.4%	-57.9	121.7	30.4	300.1%
Interest income	43.9	17.6	149.0%	-0.4	44.3	15.5	186.2%
Foreign exchange income	10.7	1.1	831.6%	-57.5	68.2	5.8	1066.8%
Other	9.3	9.3	-0.2%	0.0	9.3	9.1	1.7%
Inflation adjustment	19.5	6.7	190.8%	14.0	5.5	0.7	693.4%
Inflation adjustment	19.5	6.7	190.8%	14.0	5.5	0.7	693.4%
Financial Loss	-196.4	-131.3	49.6%	470.5	-666.9	-346.4	92.5%
Interest Expenses	-164.3	-125.5	30.9%	-1.0	-163.3	-118.0	38.3%
Foreign exchange transaction expenses	79.9	112.5	-28.9%	471.5	-391.6	-110.2	255.2%
Changes in liability for concessions	-101.5	-109.1	-7.0%	-	-101.5	-109.1	-7.0%
Other expenses	-10.6	-9.1	16.2%	-0	-10.6	-9.1	16.6%
Financial Loss, Net	-113.1	-96.5	17.2%	426.6	-539.7	-315.3	71.2%

See “Use of Non-IFRS Financial Measures” on page 24.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	82.7%
Neuquén	Argentina	75.5%
Bahía Blanca	Argentina	82.6%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
ICASGA (Natal Airport)	Brazil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	4Q22	4Q21	% Var.	2022	2021	% Var.
Argentina
Total Revenue	214.3	108.9	96.7%	762.6	362.9	110.1%
Total Revenue Excluding IFRIC12(1)	168.2	99.5	69.1%	638.4	309.4	106.3%
Operating Income	44.1	16.7	164.3%	190.5	-9.2	-2173.4%
Net Income	12.9	11.7	9.9%	228.0	-1.3	-18082.3%
Adjusted Segment EBITDA	64.5	31.0	108.0%	277.9	65.6	323.9%
Adjusted Segment EBITDA Mg	30.1%	28.5%	164	36.4%	18.1%	1837
Adjusted EBITDA Margin excluding IFRIC	38.3%	31.1%	716	43.5%	21.1%	2236
Italy
Total Revenue	32.5	23.9	35.8%	117.2	70.5	66.3%
Total Revenue Excluding IFRIC12(1)	29.3	20.5	43.0%	109.4	56.8	92.6%
Operating Income	7.6	8.8	-13.5%	10.3	-12.2	-184.6%
Net Income	4.7	12.2	-61.3%	4.4	-6.4	-168.3%
Adjusted Segment EBITDA	10.4	11.8	-12.2%	21.2	0.2	10506.3%
Adjusted Segment EBITDA Mg	32.0%	49.5%	-1746	18.1%	0.3%	1778
Adjusted EBITDA Margin excluding IFRIC	32.7%	52.6%	-1997	17.8%	-3.2%	2096
Brazil
Total Revenue	24.5	18.1	35.7%	89.3	58.4	52.8%
Operating Income	15.0	23.6	-36.5%	20.9	9.0	132.5%
Net Income	-30.3	-16.4	84.7%	-115.4	-129.4	-10.8%
Adjusted segment EBITDA	17.8	26.2	-32.3%	32.1	19.0	69.1%
Adjusted Segment EBITDA Mg	72.5%	145.3%	-7276	35.9%	32.5%	347
Uruguay
Total Revenue	31.9	18.2	75.6%	105.3	51.3	105.2%
Total Revenue Excluding IFRIC12(1)	23.9	16.6	44.1%	92.1	46.0	100.1%
Operating Income	5.5	6.1	-10.3%	28.0	1.5	1716.0%
Net Income	10.0	4.8	105.6%	26.5	-0.9	-3024.1%
Adjusted Segment EBITDA	7.2	8.2	-12.6%	35.3	13.7	157.8%
Adjusted Segment EBITDA Mg	22.5%	45.1%	-2266	33.6%	26.7%	685

	4Q22	4Q21	% Var.	2022	2021	% Var.
Adjusted EBITDA Margin excluding IFRIC	30.0%	49.4%	-1944	38.4%	29.8%	858
Ecuador
Total Revenue	25.4	19.4	30.6%	96.2	65.2	47.6%
Total Revenue Excluding IFRIC12(1)	24.0	19.4	23.3%	93.4	64.4	45.1%
Operating Income	5.6	3.2	73.3%	22.6	9.2	146.6%
Net Income	5.2	2.6	98.1%	20.3	6.8	200.2%
Adjusted Segment EBITDA	7.2	4.8	48.6%	29.0	16.1	79.5%
Adjusted Segment EBITDA Mg	28.2%	24.8%	342	30.1%	24.8%	535
Adjusted EBITDA Margin excluding IFRIC	29.9%	24.8%	508	31.0%	25.1%	596
Armenia
Total Revenue	57.8	30.1	92.0%	207.5	98.4	111.0%
Total Revenue Excluding IFRIC12(1)	56.8	28.6	98.5%	205.7	91.8	124.1%
Operating Income	14.1	9.4	49.9%	51.2	29.9	71.5%
Net Income	10.4	6.0	73.6%	36.2	20.7	75.0%
Adjusted Segment EBITDA	19.0	13.3	42.8%	68.9	44.3	55.5%
Adjusted Segment EBITDA Mg	32.9%	44.1%	-1130	33.2%	45.0%	-1183
Adjusted EBITDA Margin excluding IFRIC	33.4%	46.3%	-1293	33.5%	48.0%	-1457
Unallocated
Total revenue	0.1	0.1	45.1%	0.6	0.3	96.1%
Operating Income	-5.4	-7.4	-26.5%	-18.9	-21.7	-13.1%
Net Income	-9.1	-20.9	-56.6%	-34.3	-49.2	-30.2%
Adjusted segment EBITDA	-2.9	-2.6	13.3%	-7.6	-9.5	-20.4%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.
Argentina
Aeroparque	2,835	1,987	42.7%	723	178	305.3%	200	113	76.5%	3,758	2,278	64.9%	438	293	49.6%	29,934	19,293	55.2%
Bariloche	491	431	13.9%	8	0		1	1	9.4%	500	432	15.7%	-	-		3,953	3,288	20.2%
Catamarca	16	8	103.1%	-	-		3	3	-6.5%	19	11	73.8%	18	5	279.2%	638	575	11.0%
C. Rivadavia	141	79	77.4%	0	-		1	1	96.9%	142	80	77.6%	90	202	-55.7%	1,803	1,373	31.3%
Córdoba	505	290	74.2%	105	19	460.5%	6	2	158.2%	617	311	98.2%	806	196	310.4%	6,212	3,552	74.9%
El Palomar	0	0		-	0		-	-		0	0		-	-		861	587	46.7%
Esquel	24	16	44.2%	-	0		0	0		24	16	43.7%	-	-		303	295	2.7%
Ezeiza	515	232	122.0%	1,710	732	133.5%	38	17	122.1%	2,263	981	130.6%	44,727	49,311	-9.3%	15,087	7,882	91.4%
Formosa	24	9	169.2%	0	-		-	-		24	9	169.4%	13	9	43.1%	444	323	37.5%
General Pico	-	0		-	-		-	0		-	0		-	-		218	334	-34.7%
Iguazú	340	212	60.7%	0	0		1	1		341	212	60.6%	-	-		2,561	1,771	44.6%
Jujuy	133	85	56.3%	0	0		2	0		136	86	58.9%	11	23	-52.2%	1,215	905	34.3%
La Rioja	20	8	155.4%	0	0		1	3	-58.2%	21	10	98.2%	16	8	110.5%	544	438	24.2%
Malargüe	0	0		-	-		0	-		1	0		-	-		183	136	34.6%
Mar del Plata	75	32	134.9%	0	0		3	0		78	32	144.2%	11	12	-6.9%	2,000	1,222	63.7%
Mendoza	435	267	63.0%	99	28	253.8%	3	3		537	298	80.1%	103	112	-8.4%	5,103	3,194	59.8%
Paraná	10	5	78.0%	-	0		-	0		10	5	77.5%	-	-		776	539	44.0%
Posadas	90	61	48.2%	0	0		-	-		90	61	48.2%	19	8	154.2%	1,046	801	30.6%
Pto Madryn	51	17	206.9%	0	-		0	0		51	17	203.0%	7	-		502	305	64.6%
Reconquista	0	0		-	-		0	0		0	0		-	-		587	649	-9.6%
Resistencia	69	25	170.3%	0	0		5	0		74	25	190.8%	47	22	119.0%	909	519	75.1%
Río Cuarto	8	4	105.8%	-	-		-	2		8	6	26.7%	3	4	-40.5%	196	228	-14.0%
Río Gallegos	54	32	67.1%	-	0		2	1	92.1%	56	34	67.4%	75	57	30.7%	1,112	697	59.5%
Río Grande	37	23	61.3%	-	-		0	1		38	24	59.4%	75	34	121.8%	703	503	39.8%
Salta	333	229	45.4%	3	0		2	0		338	229	47.3%	75	55	35.6%	3,749	2,370	58.2%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.
San Fernando	7	5	37.6%	7	7	5.0%	-	-		14	12	18.9%	-	-		16,113	16,900	-4.7%
San Juan	54	35	53.8%	0	0		-	1		54	36	50.3%	-	-		651	497	31.0%
San Luis	21	10	113.9%	-	-		-	0		21	10	113.5%	-	35	-100.0%	840	284	195.8%
San Rafael	13	9	49.6%	-	-		-	0		13	9	47.6%	-	-		1,540	1,057	45.7%
Santa Rosa	6	6	4.9%	-	-		0	2		6	8	-17.9%	-	-		393	687	-42.8%
Santiago del Estero	54	32	69.8%	0	-	100.0%	-	0		54	32	69.4%	30	41	-26.4%	877	636	37.9%
Tucumán	206	133	54.7%	0	0	79.2%	1	0		208	134	55.0%	285	245	16.3%	2,043	1,268	61.1%
Viedma	9	4	102.3%	-	-		2	1	30.8%	11	6	85.3%	-	-		312	253	23.3%
Villa Mercedes	1	0		-	-		-	0		1	0		-	-		535	629	-14.9%
Termas de Río Hondo	4	5	-18.6%	0	0		-	-		4	5	-18.6%	1	2	-59.1%	90	102	-11.8%
Bahía Blanca	38	23	67.4%	-	-		3	3	22.1%	41	25	62.9%	23	30	-24.0%	943	730	29.2%
Neuquén	267	151	77.3%	0	-		7	5	40.8%	274	156	76.1%	79	19	312.9%	3,097	2,119	46.2%
Total Argentina	6,886	4,466	54.2%	2,655	965	175.1%	283	160	76.2%	9,824	5,591	75.7%	46,950	50,723	-7.4%	108,073	76,941	40.5%

Italy
Pisa	327	339	-3.8%	671	432	55.1%	0	0	-35.8%	997	772	29.2%	3,799	4,367	-13.0%	8,108	7,574	7.1%
Florence	47	18	159.3%	501	297	68.8%	0	0	-60.6%	548	315	73.9%	22	13	72.4%	7,293	5,625	29.7%
Total Italy	374	357	4.5%	1,172	729	60.7%	0	1	-40.0%	1,546	1,087	42.2%	3,821	4,380	-12.8%	15,401	13,199	16.7%

Brazil
Brasilia	1,910	2,180	-12.4%	125	46	173.0%	1,703	1,373	24.0%	3,738	3,599	3.9%	15,118	13,695	10.4%	34,403	32,505	5.8%
Natal	587	562	4.3%	17	7	134.3%	4	9	-56.3%	608	579	5.0%	1,491	1,179	26.5%	4,768	4,459	6.9%
Total Brazil	2,497	2,742	-9.0%	142	53	167.7%	1,707	1,382	23.5%	4,346	4,177	4.0%	16,609	14,874	11.7%	39,171	36,964	6.0%

Uruguay
Carrasco (1)	0	0	23.4%	397	239	66.3%	1	1	27.6%	398	240	66.1%	7,916	8,379	-5.5%	5,008	4,102	22.1%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.	4Q'22	4Q'21	% Var.
Punta del Este	0	0	-19.0%	33	20	62.3%	-	-		33	20	61.7%	-	-		3,324	3,261	1.9%
Total Uruguay	0	0	9.7%	430	259	65.9%	1	1	27.6%	431	260	65.7%	7,916	8,379	-5.5%	8,332	7,363	13.2%

Ecuador
Guayaquil	451	284	58.6%	529	458	15.5%	15	13	16.5%	995	755	31.7%	6,759	5,758	17.4%	17,851	15,592	14.5%
Galápagos	118	94	24.9%	-	-		-	-		118	94	24.9%	1,272	987	29.0%	1,556	1,170	33.0%
Total Ecuador	569	379	50.2%	529	458	15.5%	15	13	16.5%	1,113	850	31.0%	8,031	6,745	19.1%	19,407	16,762	15.8%

Armenia
Zvartnots	-	-		1,054	648	62.6%	-	-		1,054	648	62.6%	9,157	5,664	61.7%	9,953	5,576	78.5%
Shirak	-	-		6	47	-87.6%	-	-		6	47	-87.6%	-	-		78	342	-77.2%
Total Armenia	-	-		1,060	695	52.4%	-	-		1,060	695	52.4%	9,157	5,664	61.7%	10,031	5,918	69.5%

Perú
Arequipa	-	289	-100.0%	-	3	-100.0%	-	-		-	292	-100.0%	-	362	-100.0%	-	2,118	-100.0%
Juliaca	-	108	-100.0%	-	-		-	-		-	108	-100.0%	-	140	-100.0%	-	734	-100.0%
Puerto Maldonado	-	56	-100.0%	-	-		-	-		-	56	-100.0%	-	146	-100.0%	-	479	-100.0%
Tacna	-	75	-100.0%	-	0	-100.0%	-	-		-	75	-100.0%	-	160	-100.0%	-	735	-100.0%
Ayacucho	-	54	-100.0%	-	-		-	-		-	54	-100.0%	-	23	-100.0%	-	839	-100.0%
Total Perú	-	582	-100.0%	-	3	-100.0%	-	-		-	586	-100.0%	-	832	-100.0%	-	4,905	-100.0%
Total CAAP	10,326	8,527	21%	5,987	3,163	89%	2,006	1,557	29%	18,319	13,246	38%	92,485	91,597	1%	200,415	162,052	24%

1)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2022 vs. 2021)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.
Argentina
Aeroparque	9,815	4,079	140.6%	2,342	215	989.9%	752	230	226.7%	12,910	4,524	185.3%	1,608	878	83.2%	104,459	42,456	146.0%
Bariloche	2,018	1,128	79.0%	27	0	n.a.	5	1	287.9%	2,050	1,129	81.6%	-	-		15,577	10,032	55.3%
Catamarca	62	20	201.5%	0	-	n.a.	4	7	-45.3%	66	28	135.8%	63	9	571.3%	2,613	1,840	42.0%
C. Rivadavia	463	186	149.6%	0	-	n.a.	3	3	1.2%	466	188	147.5%	492	409	20.5%	6,192	4,780	29.5%
Córdoba	1,785	683	161.4%	330	19	1647.2%	35	16	120.1%	2,149	717	199.6%	1,896	904	109.9%	21,870	9,742	124.5%
El Palomar	2	2	n.a.	0	0	n.a.	-	-		2	3	-15.1%	-	-		3,430	2,306	48.7%
Esquel	81	38	114.3%	0	0	n.a.	0	1	n.a.	82	39	110.4%	-	-		1,173	1,138	3.1%
Ezeiza(1)	1,752	1,362	28.6%	5,589	1,703	228.1%	172	131	31.3%	7,513	3,197	135.0%	174,491	170,474	2.4%	51,171	31,854	60.6%
Formosa	89	12	613.5%	0	0	n.a.	-	0	n.a.	89	12	613.8%	38	11	255.4%	1,677	830	102.0%
General Pico	0	0	n.a.	-	-		0	0	n.a.	0	0	n.a.	-	-		719	1,032	-30.3%
Iguazú	1,183	420	181.4%	1	0	n.a.	3	2	59.6%	1,187	423	180.8%	-	-		9,138	4,076	124.2%
Jujuy	476	203	134.1%	0	0	n.a.	5	1	884.9%	481	204	136.0%	60	66	-9.1%	4,575	2,982	53.4%
La Rioja	67	17	293.2%	0	0	n.a.	2	7	-70.3%	69	24	188.8%	137	36	286.8%	2,027	1,249	62.3%
Malargüe	2	0	n.a.	0	-	n.a.	1	-	n.a.	3	0	n.a.	-	-		1,067	957	11.5%
Mar del Plata	276	87	215.2%	0	0	n.a.	10	1	868.8%	286	89	223.1%	65	34	88.4%	6,595	4,022	64.0%
Mendoza	1,422	635	124.0%	291	28	931.9%	25	5	429.1%	1,739	668	160.3%	422	435	-3.0%	16,788	7,963	110.8%
Paraná	34	11	208.2%	0	0	n.a.	0	0	n.a.	34	11	196.8%	-	-		3,077	1,860	65.4%
Posadas	230	142	61.9%	0	0	n.a.	0	0	n.a.	231	143	61.7%	52	48	7.7%	2,894	2,432	19.0%
Pto Madryn	119	22	430.7%	0	-	n.a.	1	1	n.a.	121	24	412.6%	29	-	n.a.	1,282	899	42.6%
Reconquista	0	0	n.a.	-	-		0	0	n.a.	0	0	n.a.	-	-		2,919	2,952	-1.1%
Resistencia	237	72	228.7%	0	0	n.a.	10	0	n.a.	247	72	241.4%	154	98	57.4%	3,259	1,782	82.9%
Río Cuarto	25	9	166.3%	0	-	n.a.	6	4	46.9%	31	14	128.9%	10	8	20.0%	882	618	42.7%
Río Gallegos	203	89	128.1%	-	0	n.a.	7	4	55.3%	210	94	124.3%	251	155	62.1%	3,970	2,258	75.8%
Río Grande	128	66	93.2%	-	-		2	1	14.2%	130	68	91.5%	224	84	166.8%	2,755	1,601	72.1%
Salta	1,206	544	121.6%	7	0	n.a.	11	1	1061.2%	1,224	545	124.4%	303	241	26.0%	12,374	6,168	100.6%
San Fernando	26	17	56.8%	22	18	21.6%	-	-		48	34	38.5%	-	-		59,381	52,264	13.6%
San Juan	196	77	155.8%	0	0	n.a.	0	2	n.a.	197	79	149.4%	-	-		2,632	1,758	49.7%
San Luis	76	24	212.8%	-	-		0	0	n.a.	76	25	206.8%	173	60	188.7%	3,138	816	284.6%
San Rafael	55	23	133.4%	-	-		0	1	n.a.	55	24	124.4%	-	-		5,925	4,312	37.4%
Santa Rosa	32	14	119.7%	-	-		4	5	-26.0%	35	19	82.7%	-	-		2,313	2,388	-3.1%
Santiago del Estero	182	75	143.5%	0	-	n.a.	0	1	n.a.	182	75	141.7%	165	70	136.9%	3,115	2,092	48.9%
Tucumán	715	315	127.2%	0	0	n.a.	3	3	n.a.	718	318	125.6%	635	245	159.3%	6,468	3,566	81.4%
Viedma	34	13	156.2%	-	-		9	5	71.6%	42	18	132.4%	-	-		1,161	865	34.2%
Villa Mercedes	1	0	n.a.	-	-		1	0	n.a.	2	1	172.5%	-	-		2,525	2,404	5.0%
Termas de Río Hondo	24	14	80.5%	0	0	n.a.	-	0	n.a.	25	14	79.0%	4	6	-39.8%	856	368	132.6%
Bahía Blanca	166	56	194.3%	-	-		9	5	59.3%	174	62	182.4%	125	98	27.8%	3,362	2,146	56.7%
Neuquén	872	374	133.3%	0	0	n.a.	27	16	70.7%	899	389	130.8%	269	55	392.1%	11,373	6,457	76.1%
Total Argentina	24,054	10,833	122.0%	8,611	1,985	333.9%	1,107	457	142.1%	33,773	13,275	154.4%	181,667	174,422	4.2%	384,732	227,265	69.3%

Italy
Pisa	1,418	889	59.4%	3,062	1,098	178.9%	2	1	133.0%	4,482	1,988	125.4%	14,771	15,228	-3.0%	37,659	23,398	60.9%
Florence	161	84	91.5%	2,053	744	175.9%	0	0	n.a.	2,214	829	167.2%	140	93	50.4%	31,234	16,179	93.1%
Total Italy	1,579	973	62.2%	5,115	1,842	177.7%	3	1	112.4%	6,696	2,817	137.7%	14,911	15,321	-2.7%	68,893	39,577	74.1%

Brazil
Natal	2,180	1,795	21.4%	58	8	644.5%	40	14	189.9%	2,277	1,817	25.4%	5,597	4,382	27.7%	18,179	14,997	21.2%
Brasilia (2)	7,841	5,997	30.7%	407	90	350.1%	5,224	4,411	18.4%	13,472	10,499	28.3%	52,242	55,628	-6.1%	126,432	102,897	22.9%
Total Brazil	10,020	7,793	28.6%	465	98	373.4%	5,264	4,425	19.0%	15,749	12,316	27.9%	57,839	60,010	-3.6%	144,611	117,894	22.7%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)(3)			Aircraft Movements
	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.	YTD-22	YTD -21	% Var.
Uruguay
Carrasco	1	1	32.7%	1,309	459	185.0%	7	3	163.7%	1,317	463	184.6%	32,114	30,438	5.5%	17,349	11,707	48.2%
Punta del Este	0	0	n.a.	119	25	374.4%	-	-		119	25	370.5%	-	-		10,522	6,063	73.5%
Total Uruguay	2	1	32.4%	1,428	484	194.9%	7	3	163.7%	1,437	488	194.2%	32,114	30,438	5.5%	27,871	17,770	56.8%

Ecuador
Guayaquil	1,653	803	105.9%	2,023	1,422	42.3%	71	37	92.0%	3,747	2,261	65.7%	28,725	20,075	43.1%	71,140	52,733	34.9%
Galápagos	482	252	91.7%	-	-		-	-		482	252	91.7%	4,534	2,907	56.0%	5,812	3,149	84.6%
Total Ecuador	2,135	1,054	102.5%	2,023	1,422	42.3%	71	37	92.0%	4,229	2,513	68.3%	33,259	22,982	44.7%	76,952	55,882	37.7%

Armenia
Zvartnots	-	-		3,644	2,278	59.9%	-	-		3,644	2,278	59.9%	23,338	17,324	34.7%	34,690	20,218	71.6%
Shirak	-	-		48	122	-60.4%	-	-		48	122	-60.4%	-	-		462	1,094	-57.8%
Total Armenia	-	-		3,692	2,400	53.8%	-	-		3,692	2,400	53.8%	23,338	17,324	34.7%	35,152	21,312	64.9%

Peru
Arequipa	-	894	n.a.	-	7	n.a.	-	-		-	901	n.a.	-	1,299	n.a.	-	7,738	n.a.
Juliaca	-	366	n.a.	-	-	n.a.	-	-		-	366	n.a.	-	523	n.a.	-	2,598	n.a.
Puerto Maldonado	-	186	n.a.	-	0	n.a.	-	-		-	186	n.a.	-	521	n.a.	-	1,818	n.a.
Tacna	-	257	n.a.	-	0	n.a.	-	-		-	257	n.a.	-	601	n.a.	-	2,428	n.a.
Ayacucho	-	175	n.a.	-	0	n.a.	-	-		-	175	n.a.	-	67	n.a.	-	2,907	n.a.
Total Peru	-	1,877	n.a.	-	7	n.a.	-	-		-	1,884	n.a.	-	3,011	n.a.	-	17,489	n.a.
Total CAAP	37,791	22,532	68%	21,334	8,238	159%	6,451	4,923	31%	65,576	35,693	84%	343,128	323,508	6%	738,211	497,189	48%

(1)	Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.

(3)	Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Income Statement (in US$ thousands)

	4Q22	4Q21	% Var.	2022	2021	% Var.
Continuing operations
Revenue	372,572	246,578	51.1%	1,378,663	706,913	95.0%
Cost of services	-268,596	-189,366	41.8%	-962,978	-622,381	54.7%
Gross income	103,976	57,212	81.7%	415,685	84,532	391.7%
Selling, general and administrative expenses	-42,193	-36,295	16.3%	-141,355	-102,062	38.5%
Impairment loss of non-financial assets	-77	-71	8.5%	-111	-371	-70.1%
Other operating income	23,057	39,900	-42.2%	37,340	42,777	-12.7%
Other operating expense	-2,071	-3,257	-36.4%	-6,984	-18,416	-62.1%
Operating income / (loss)	82,692	57,489	43.8%	304,575	6,460	4614.8%
Share of loss in associates	-409	1,855		-970	-629
Income / (Loss) before financial results and income tax	82,283	59,344	38.7%	303,605	5,831	5106.7%
Financial income	15,820	6,861	130.6%	63,859	28,080	127.4%
Financial loss	-80,496	-31,021	159.5%	-196,405	-131,271	49.6%
Inflation adjustment	958	3,735	-74.4%	19,459	6,691	190.8%
Income / (loss) before income tax	18,565	38,919	-52.3%	190,518	-90,669	-310.1%
Income tax	-20,325	-41,858	-51.4%	-24,883	-69,111	-64.0%
Income / (loss) for the period from continuing operations	-1,760	-4,826		165,635	-159,780
Loss for the period from discontinued operations	-	-19,309		-	-21,196
Income / (loss) for the period	-1,760	-24,135	-92.7%	165,635	-180,976	-191.5%
Attributable to:
Owners of the parent	7,630	-24,680	-130.9%	168,166	-117,755	-242.8%
Non-controlling interest	-9,390	545	-1822.9%	-2,531	-63,221	-96.0%

Balance Sheet (in US$ thousands)

	Dec 31, 2022	Dec 31, 2021
ASSETS
Non-current assets
Intangible assets, net	2,960,002	2,742,971
Property, plant and equipment, net	74,742	75,480
Right-of-use asset	9,192	12,902
Investments in associates	1,911	2,355
Other financial assets at fair value through profit or loss	3,160	3,344
Other financial assets at amortized cost	3,764	15,838
Derivative financial instruments	67
Deferred tax assets	54,882	68,867
Inventories	254
Other receivables	78,765	72,373
Trade receivables	1,581	184
Total non-current assets	3,188,320	2,994,314
Current assets
Inventories	15,765	11,520
Other financial assets at fair value through profit or loss	12,792	28,499
Other financial assets at amortized cost	53,905	46,800
Other receivables	57,800	66,421
Current tax assets	10,852	14,450
Derivative financial instruments	-	137
Trade receivables	111,089	82,707
Cash and cash equivalents	385,265	375,783
Total current assets	647,468	626,317
Total assets	3,835,788	3,620,631
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,600)	(4,772)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(251,145)	(321,647)
Legal reserves	1,081	1,081
Other reserves	(1,314,025)	(1,321,211)
Retained earnings	201,193	32,689
Total attributable to owners of the parent	716,095	469,731
Non-controlling interests	146,274	303,877
Total equity	862,369	773,608
LIABILITIES
Non-current liabilities
Borrowings	1,287,421	1,018,337
Deferred tax liabilities	232,458	227,421
Other liabilities	768,383	743,799
Lease liabilities	5,531	8,484
Trade payables	3,307	6,695
Total non-current liabilities	2,297,100	2,004,736
Current liabilities
Borrowings	178,016	421,266
Other liabilities	357,078	284,826
Lease liabilities	3,278	3,765
Derivative financial instruments liabilities	51	-
Current tax liabilities	13,794	16,188
Trade payables	124,102	116,242
Total current liabilities	676,319	842,287
Total liabilities	2,973,419	2,847,023
Total equity and liabilities	3,835,788	3,620,631

Statement of Cash Flow (in US$ thousands)

	Dec 31, 2022	Dec 31, 2021
Cash flows from operating activities
Income / (Loss) for the period from continuing operations	165,635	(159,780)
Adjustments for:
Amortization and depreciation	172,480	160,633
Deferred income tax	4,415	50,027
Current income tax	20,468	19,084
Share of loss in associates	970	629
Impairment loss of non-financial assets	111	371
Loss on disposals of property, plant and equipment and intangible assets	420	139
Gain on disposal of subsidiaries	(4,186)	-
Unpaid concession fees	46,084	65,360
Low value, short term and variable lease payments	(1,154)	(1,204)
Changes in liability for concessions	101,488	109,103
Share-based compensation expenses	667	1,020
Interest expense	164,288	125,533
Other financial results, net	(41,055)	(19,157)
Net foreign exchange	(90,603)	(113,609)
Government subsidies per Covid-19 context	(14,133)	(33,366)
Government grants collected	10,020	11,790
Other accruals	(5,043)	7,450
Inflation adjustment	6,969	(17,727)
Acquisition of Intangible assets	(154,940)	(83,212)
Income tax paid	(22,631)	(2,871)
Changes in working capital	(57,641)	(12,255)
Net cash provided by operating activities	302,629	107,958
Cash flows from investing activities
Cash contribution in associates	(260)	(741)
Net acquisition of subsidiaries	-	(1,134)
Net disposal of subsidiaries companies	(406)	-
Acquisition of other financial assets	(150,856)	(37,120)
Disposals of other financial assets	170,235	55,207
Acquisition of property, plant and equipment	(9,091)	(7,665)
Acquisition of intangible assets	(732)	(851)
Proceeds from property, plant and equipment	233	535
Other	263	1,395
Net cash provided by (used in) investing activities	9,386	9,626
Net cash used in discontinued investing activities	(14,700)	(2,495)
Cash flows from financing activities
Proceeds from cash contributions	24,170	11,475
Proceeds from borrowings	371,951	366,544
Principal elements of lease payments	(4,307)	(4,729)
Loans repaid	(328,775)	(266,839)
Interest paid	(111,387)	(86,108)
Debt renegotiation expenses capitalization	(2,011)	(20,439)
Debt renegotiation premium	-	(193)
Guarantee deposit	(512)	(1,015)
Dividends paid to non-controlling interests in subsidiaries	(11,382)	(2,361)
Redemption of preferred shares	(172,029)	-
Others	(6)	(4)
Net cash provided by / (used in) financing activities	(234,288)	(3,669)

Increase / decrease in cash and cash equivalents	77,727	113,915
Decrease in cash and cash equivalents from discontinued operations	(14,700)	(2,495)

Movements in cash and cash equivalents
At the beginning of the period	375,783	281,031
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(53,545)	(16,668)
Increase / decrease in cash and cash equivalents from continuing operations	77,727	113,915
Decrease in cash and cash equivalents from discontinued operations	(14,700)	(2,495)
At the end of the period	385,265	375,783

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